     As filed with the Securities and Exchange Commission on January 14, 1999. Registration No. 333-


                         SECURITIES AND EXCHANGE COMMISSION


                          FORM S-3 REGISTRATION STATEMENT
                          UNDER THE SECURITIES ACT OF 1933


                           ROCKY MOUNTAIN INTERNET, INC.
                       -------------------------------------
               (Exact name of registrant as specified in its charter)

                                     DELAWARE
        -------------------------------------------------------------------
           (State or other jurisdiction of incorporation or organization)

                                      84-1322326
                       --------------------------------------
                        (I.R.S. Employer Identification No.)

                              1099 18TH STREET, SUITE 3000, DENVER, COLORADO  80202    (303) 672-0700
--------------------------------------------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         THE PRENTICE HALL CORPORATION SYSTEM, INC., 1013 CENTRE ROAD, WILMINGTON, DELAWARE 19805      (800) 927-9800
  -------------------------------------------------------------------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)


                       ----------------------------------------
                                      Copies to:
             Peter J. Kushar                         Jeffrey Bartholomew
             Rocky Mountain Internet, Inc.           Hall & Evans, L.L.C.
             1099 Eighteenth Street                  1200 Seventeenth Street
             30th Floor                              Suite 1700
             Denver, CO  80202                       Denver, CO  80202


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.__

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box. X
                                             ----

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ____

----------------------------------------------------------------------------------------------------------------------------
                                                       CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities to be                           Proposed Maximum         Proposed Maximum    Amount of
Registered                                    Amount to be        Offering Price           Aggregate Offering  Registration
                                              Registered(1)       per Unit(2)              Price (2)           Fee(1)
----------------------------------------------------------------------------------------------------------------------------
Common Stock $0.001 par value                  2,209,193             $15.875                $35,070,938.88       $9,749.72
----------------------------------------------------------------------------------------------------------------------------

     (1) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such indeterminate number of additional shares of Common Stock as may be issuable upon the exercise of the Common Stock purchase warrants described herein to prevent dilution resulting from stock dividends, stock splits, or similar transactions.

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

       PRELIMINARY PROSPECTUS, Subject to Completion, dated January 14, 1999

                           ROCKY MOUNTAIN INTERNET, INC.

                         2,209,193 SHARES OF COMMON STOCK

     In this Prospectus, Advantage Fund II Ltd., Koch Industries, Inc., Wharton Capital Partners Ltd., Leslie Bines, Eugene L. Neidiger, Charles C. Bruner, Anthony B. Petrelli, Regina L. Neidiger, Oppenheimer High Yield Fund, Oppenheimer Champion Income Fund, and Oppenheimer Strategic Income Fund (the "Selling Shareholders") are offering to sell shares of common stock of Rocky Mountain Internet, Inc., a Delaware corporation. The Selling Shareholders also include pledgees, donees, transferees, or other successors in interest that receive such shares by gift, distribution, or other non-sale related transfer. Rocky Mountain Internet, Inc. ("we" or the "Company") will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Company has agreed to bear all expenses in connection with the registration of the shares being offered by the Selling Shareholders.

     The Selling Shareholders may offer to sell the shares to the public at prices computed as follows:

*    fixed prices;
*    then-current market prices;
*    prices computed with formulas based on then-current market prices; or
*    negotiated prices.

     The Selling Shareholders may engage a broker or dealer to sell the shares, and such broker or dealer, or the Selling Shareholders, may be deemed to be an underwriter and may receive commissions or other discounts for the sale of the shares.

     The Company's common stock is quoted on the Nasdaq SmallCap-TM- Market under the symbol "RMII." On January 11, 1999 the closing sale price of the stock was $15.875 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               THE DATE OF THIS PROSPECTUS IS _______________, 1999.

     PROSPECTIVE INVESTORS MAY RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER ROCKY MOUNTAIN INTERNET, INC. NOR THE SELLING SHAREHOLDERS HAVE AUTHORIZED ANY PERSON TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THE PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.

                                 TABLE OF CONTENTS


SECTION                                                                  Page
                                                                         -----
Where You Can Find More Information; Incorporation by Reference. . . . . . . 2
Forward Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . . 3
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .37
Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . .41
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .43
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .44


          WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

     This Prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC"). Certain information in the Registration Statement has been omitted from this Prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy (upon the payment of fees prescribed by the SEC) the Registration Statement and other documents that we have filed with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov. Our common stock is traded on the Nasdaq SmallCap-TM- Market under the symbol "RMII," and our publicly traded Warrants are quoted on the Nasdaq SmallCap-TM- Market under the symbol "RMIIW." Reports, proxy and information statements and other information concerning the Company may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with it. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this Prospectus, unless and until that information is updated and superseded by the information contained in this Prospectus or any information incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this Prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering:

     (1) Our Annual Report on Form 10-KSB, filed March 31, 1998, for the fiscal year ended December 31, 1997;

     (2) Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1998, filed May 15, 1998 (as amended by our Quarterly Report on Form 10-QSB/A-1 for the quarter ended March 31, 1998, filed June 1, 1998), June 30, 1998, filed August 19, 1998 and
September 30, 1998, filed November 16, 1998;

     (3)  Our Current Reports on Form 8-K dated:

          June 5, 1998, filed June 11, 1998 (as amended by our Current Reports on Form 8-K/A-1, filed August 19, 1998, and 8-K/A-2, filed August 24,
          1998);
          July 1, 1998, filed July 14, 1998;
          November 20, 1998, filed December 7, 1998;
          December 8, 1998, filed December 22, 1998 (as amended by our Current Report on Form 8-K/A-1, filed January 8, 1999);
          December 9, 1998, filed December 14, 1998; and
          December 10, 1998, filed January 8, 1999.

     (4) The description of our capital stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 14, 1996, as amended.

     (4) The description of our capital stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 14, 1996 (File No. 000-28738), as amended.

     You may obtain a copy of these filings, at no cost, other than exhibits (unless such exhibits are specifically incorporated by reference into such documents) by writing or telephoning us at the following address:

     Rocky Mountain Internet, Inc.
     1099 Eighteenth Street
     30th Floor
     Denver, CO 80202
     Attn: Chief Financial Officer
     Telephone: (303) 672-0700

     You should rely only on the information provided in this Prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.

     This Prospectus is not an offer to sell and it is not soliciting an offer to buy any securities other than those offered in this document; however, this Prospectus is not an offer to sell and it is not soliciting an offer to buy any securities offered in this document in any circumstances in which such offer or solicitation is unlawful.

     You should not assume that the information in this Prospectus or any supplement to this Prospectus is accurate as of any date other than the date on the front of those documents.

                             FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated herein by reference contain forward-looking statements. The Company bases these statements on its current expectations, estimates, assumptions and projections about its industry, its competitors, and economic conditions generally. Either the beliefs of management, assumptions made by management or information currently available to management form the basis for those expectations, estimates, assumptions and projections. The safe harbor created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 generally protects the Company and the Selling Shareholders from liability for these statements. You can often recognize such forward-looking statements by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or the negative thereof, variations of such words and similar expressions.

     These forward-looking statements do not guarantee future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The Risk Factors section of this Prospectus sets forth some of such risks and uncertainties. These risks and uncertainties could cause actual results to differ materially and adversely from those discussed in the forward-looking statements. The Company undertakes no obligation to publicly update any of these forward-looking statements to reflect new information or future events.

                                 PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all of the information that may be important to you. You should read this entire Prospectus before deciding whether to purchase any of the securities offered.

THE COMPANY

     We are a full service communications solutions provider of switched and Internet Protocol ("IP") based communications products and services for small-and medium-sized business enterprises, as well as dial-up residential customers. We operate 11 Internet points of presence ("POPs") in Colorado and, through agreements with third-party providers, we can provide Internet access in 90 of the 100 largest metropolitan statistical areas in the United States. We monitor and control our network through our Network Operations Center ("NOC") located in Denver, Colorado. Our intention is to provide to our customers, on a nationwide basis, COMPREHENSIVE COMMUNICATIONS SERVICES, including the following:

*    dedicated Internet access;

*    dial-up Internet access;

*    IP telephony ("IP Telephony");

*    point-to-point private line;

*    frame relay; and

*    local and long distance telephone service.

In addition, we offer our customers VALUE-ADDED WEB SERVICES, including the following:

*    web site hosting;

*    web site production and marketing;

*    electronic commerce ("e-commerce"); and

*    web training.

     We had combined pro forma revenues for the year ended December 31, 1997 of $9,052,000 and provided dedicated access and web services to over 1,300 business customers and over 16,800 dial-up customers as of November 30, 1998.

     We believe that the solutions offered by the over 4,000 Internet Service Providers ("ISPs") fail to address certain elements required to ensure that customers' mission-critical Internet operations are reliable, scalable and high-performing. We also believe that these ISPs fail to provide a broad array of efficient and low-cost communications products and services. We offer a broad array of communications products and services tailored to meet our customer needs and provide high quality customer support. We deliver our products and services through two divisions: Communication Services and Web Services. Furthermore, we believe that, based upon our experience, a growing number of businesses will demand one point-of-contact for communications solutions for the following reasons:

(i)   to ensure proper system/network integration;

(ii) to obtain a single point of responsibility for products and services that might have numerous providers; and

(iii) to continue to take advantage of evolving communications technologies.

We intend to increase the breadth of our products and services delivered to our customers by adopting new technology, acquiring complementary businesses and capitalizing on strategic relationships.

     Our objective is to become a leading national provider of a broad array of communications services, distinguished by a state-of-the-art network and high quality customer service and support. KEY ELEMENTS OF OUR BUSINESS STRATEGY
INCLUDE:

(1)  provide a broad array of communication solutions to our customers;

(2)  provide superior customer service and technical support;

(3)  maximize network utilization;

(4)  selectively target key cities to expand nationwide; and

(5)  take advantage of significant consolidation opportunities.

     We cannot assure anyone, however, that we will be able to fully implement our strategy or to implement our strategy to the extent that we can become profitable.

     Our principal executive offices are located at: 1099 18th Street, Suite 3000, Denver, Colorado 80202, telephone (303) 672-0700, and our web site is www.rmi.net.

                                 RISK FACTORS

     Our business is subject to varying risks, and the securities offered by this Prospectus are speculative, involve a high degree of risk, and should not be purchased by persons who cannot afford the loss of their investment. Before you invest in our common stock offered by this Prospectus, you should consider risks associated with the investment. We describe some of the principal risks in this section.

     MANAGEMENT OF GROWTH; NEED FOR ADDITIONAL CAPITAL. Our rapid growth has placed, and in the future is expected to place, a significant strain on our management, administrative, operational and financial resources and increased demands on our systems and controls. We intend to expand our Internet network and telecommunications services nationwide. We anticipate that our continued growth will require us to recruit and hire new managerial, technical, sales, administrative and marketing personnel. We anticipate that the strain on existing personnel and the need for additional personnel will be exacerbated to the extent we acquire additional businesses, as each such business must then be integrated into our operations and systems. See "--Risks Related to Our Acquisition Strategy." The inability to continue to upgrade our networking systems and our operating and financial control systems, the inability to recruit and hire necessary personnel, or the emergence of unexpected expansion difficulties would adversely affect our business, results of operations, financial condition and cash flow.

     We require additional funds through equity, debt, or other external financing in order to fund our current operations and to achieve our business plan. We cannot assure that any additional capital resources will be available to us, or, if available, will be on terms that will be acceptable to us. Any additional equity financing will dilute the equity interests of existing security holders. If adequate funds are not available or are not available on acceptable terms, such unavailability would have a material adverse effect on our ability to execute our business plans, and on our results of operations, financial condition and cash flow.

     HISTORY OF LOSSES; NEGATIVE CASH FLOW FROM OPERATIONS; NO ASSURANCE OF PROFITABILITY. We have incurred net losses since our inception and management expects that we will incur additional losses. For the years ended December 31, 1995, 1996 and 1997, we had net losses of $129,000, $2,343,000 and
$4,153,000, respectively, and for the nine-month periods ended September 30, 1997 and 1998, we had net losses of $3,214,700 and $7,328,000, respectively. For the year ended December 31, 1997, we had negative operating cash flow of $3,297,000, and for the nine-month period ended September 30, 1998, we had negative operating cash flow of $336,275.

     As a result of the terminated merger transaction with Internet Communications Corporation ("ICC") and the related financing transactions that were not completed, we recorded costs, expenses and related fees of approximately $4.6 million. Of this amount, approximately $2.7 million relates to a non-cash item in connection with warrants that we issued. We do not currently have the ability to pay all of such costs, fees and expenses. We believe that we will be able to agree on a schedule for the payment of these costs, fees and expenses that is satisfactory to all parties; however, we cannot assure that we will be able to reach an agreement with all parties regarding the payment of such costs, fees and expenses.

     We cannot assure that we will achieve or sustain positive operating cash flow or generate net income in the future. To achieve profitability, we must, among other things, increase our customer base and develop and market products and services that are broadly accepted. We cannot assure that we will ever achieve profitability. See "--Increasing Competition" and "--Dependence on the Internet; Uncertain Adoption of Internet as a Medium of Commerce and Communications."

     CURRENT LITIGATION; UNCERTAINTY OF OUTCOME. In June 1998, we announced that we had entered into a merger agreement to acquire ICC. The closing of the acquisition was subject to various closing conditions, and the merger agreement contained certain rights of termination. On October 13, 1998, we announced that we terminated the merger agreement due to, among other things, ICC's failure to satisfy certain obligations under the merger agreement. On October 14, 1998, ICC filed a complaint against us in Denver District Court claiming $30 million in damages and alleging, among other things, that we had breached the merger agreement and had made certain misrepresentations to ICC with respect to the proposed merger transaction. On November 30, 1998, we filed an answer to ICC's complaint denying its right to prevail on or to receive compensation or damages with respect to any of its claims. Additionally, we have filed several counterclaims against ICC alleging that the failure of the merger was due to the actions and misrepresentations of ICC and its agents, and we are seeking damages in excess of $175 million. We believe ICC's claims to be without merit, and intend to vigorously defend against its claims as well as to vigorously pursue our counterclaims against ICC. We cannot provide any assurance, however, that we will prevail in our defense or any counterclaims. We hope that we can resolve the dispute with ICC without the necessity for a trial; however, we cannot make any assurances or guarantees about our ability in this regard. If the dispute cannot be resolved expeditiously, we expect that we would incur additional costs and expenses as a result of the litigation and that the litigation may hamper our ability to obtain additional financing.

     POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. Our operating results may vary, depending upon factors such as the timing and installation of circuits we ordered. In the past these installations have been, and we expect that the future installations will be, delayed from time to time due to delays in the installation of lines and equipment by our telecommunications suppliers. In addition, any or all of the following may also contribute to variability of our operating results:

     -    pricing and mix of services and products we sell;

     -    terminations of service by subscribers;

     -    introduction of new products and services by us and our competitors;

     -    market acceptance of new and enhanced versions of our services;

     -    changes in pricing policies by our competitors; and

     - the timing of the expansion of our network infrastructure and entry into new businesses.

Variations in the timing and amounts of revenues could have a material adverse effect on our operating results.

     RISKS RELATED TO OUR ACQUISITION STRATEGY. During 1998, we acquired the stock or assets of six companies. As part of our long-term business strategy, we intend to acquire additional companies. We cannot provide any assurance, however, that we will be able to implement our acquisition plan. We require additional funds through equity, debt, or other external financing in order to implement our acquisition strategy. See "--Management of Growth; Need for Additional Capital." Further, acquisitions may involve a number of special risks, including the following:

     - we may issue additional equity securities that may dilute your ownership interest in the Company;

     -    we may incur additional debt to pay for the businesses we acquire;

     - the businesses we acquire may fail to achieve the revenues we anticipated;

     - it may be difficult or impossible to effectively integrate our businesses, systems, and operations with those of the businesses that we acquire;

     - we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire; and

     - amortization of expenses related to goodwill and other intangible assets, some or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flow. All of our recent acquisitions have resulted in the allocation of a large portion of the purchase price to intangible assets such as customer lists and goodwill.

In addition, certain acquisitions may have certain negative effects upon our business, such as one or more of the following:

     -    potential loss of customers due to perceived conflicts;

     -    duplication of work force; and

     -    incompatibility of accounting and other systems.

In addition, we cannot assure that acquired businesses, if any, will achieve anticipated revenues and earnings. The potential inability to implement and manage our acquisition strategy successfully may have an adverse effect on our future prospects. See "BUSINESS - Business Strategy."

     INCREASING COMPETITION. The markets in which we operate and intend to operate are extremely competitive and can be significantly influenced by the marketing and pricing decisions of the larger industry participants. We expect competition in these markets to intensify in the future. See
"BUSINESS--Competition."

          INTERNET ACCESS. Our current and prospective competitors in the Internet access market include many large companies that have substantially greater market presence and financial, technical, operational, marketing and other resources and experience than we do. Our Internet access business competes or expects to compete directly or indirectly with the following categories of companies: (i) other national and regional commercial ISPs, such as Verio Inc. or one or more of its affiliates and PSINet, Inc. ("PSINet");
(ii) established on-line services companies that currently offer Internet access, such as America Online, Inc. ("AOL"), CompuServe and Prodigy Services Company; (iii) computer hardware and software and other technology companies, such as Microsoft Corporation ("Microsoft"); (iv) national long distance telecommunications carriers, such as AT&T (AT&T WorldNet), Sprint (SprintNet) and Qwest Communications International, Inc.; (v) regional Bell operating companies ("RBOCs" or "I-LECs"); (vi) cable television system operators, such as Comcast Corporation, Tele-Communications, Inc. ("TCI") and Time Warner Inc.;
(vii) nonprofit or educational ISPs; and (viii) newly licensed providers of spectrum-based wireless data services.

     TELECOMMUNICATION SERVICES. Our intention to provide traditional long distance service will place us directly in competition with inter-exchange carriers ("IXCs"), or long distance carriers, which engage in the provision of long distance access and other long distance resellers and providers, including large carriers such as AT&T, MCI WorldCom and Sprint and new entrants to the long distance market such as the RBOCs who have entered or have announced plans to enter the U.S. intrastate and interstate long distance market pursuant to recent legislation authorizing such entry. See "REGULATION." On April 22, 1998, the Public Utilities Commission of Colorado granted the request of Rocky Mountain Broadband, Inc. ("RMB"), our wholly owned subsidiary, to become a competitive local exchange carrier ("C-LEC"). Likewise, our intention to provide IP Telephony services and C-LEC services will place us directly in competition with other providers (either resellers or facilities-based carriers) that provide the same services. Some of our competitors are significantly larger and have substantially greater market presence as well as financial, technical, operational, marketing and other resources and experience than we do.

     DEPENDENCE ON KEY PERSONNEL. Our success depends to a significant degree upon the continued contributions of our senior operating management, particularly Douglas H. Hanson, our Chief Executive Officer and Chairman of the board of directors. The loss of Mr. Hanson's services or other senior operating management could have a materially detrimental effect on us. We do not maintain key person life insurance on any of our personnel. Our success will also depend on our ability to attract and retain other qualified management, marketing, technical and sales executives and personnel.

     POSSIBLE ADVERSE EFFECTS OF ISSUANCE OF PREFERRED STOCK OR COMMON STOCK. We have 25,000,000 shares of common stock and 750,000 shares of Preferred Stock authorized, of which 9,385,794 shares of common stock and 8,000 shares of Preferred Stock were outstanding as of December 15, 1998. We have reserved another 1,600 shares of preferred stock for potential issuance as dividends on the 8,000 shares of preferred stock outstanding. We have reserved another 810,364 shares of common stock for issuance pursuant to our stock option plans and other stock options granted, 1,838,700 shares of common stock that can be issued upon the conversion of the 8,000 shares of preferred stock outstanding, and 7,347,315 shares of common stock for issuance upon exercise of various warrants, including the Hanson Warrants, warrants issued to the lenders in connection with the loan commitment for the acquisition of ICC (which acquisition was subsequently terminated) and shares issuable pursuant to various anti-dilution provisions contained in the warrants and options described above. In connection with the shares of preferred stock referred to above, the Company agreed to seek shareholder approval at the next annual meeting of the potential issuance of additional shares of common stock. Additional shares of common stock may be issuable under the terms of the preferred stock, but such issuance is prohibited in the absence of shareholder approval. Consequently, if shareholder approval is obtained, and if the terms of the preferred stock require, the Company may be required to issue in excess of the 1,838,700 shares of common stock referenced above.

     In addition, we may be required to issue approximately 258,065 (assuming a $9.6875 per share price at the date of calculation) additional shares of common stock in connection with the acquisition of Application Methods and up to 125,000 shares of common stock in connection with our acquisition of the assets of DataXchange Network, Inc. Accordingly, after giving effect to the shares of common stock issuable pursuant to the securities described above and to additional shares of common stock that may be issued pursuant to anti-dilution provisions of various outstanding warrants and options, there are approximately 2,288,025 shares of common stock and 740,400 shares of preferred stock that may be issued in the future at the discretion of our board of directors.

     Our board of directors may direct that we issue the preferred stock without stockholder approval, with such designations, preferences, dividend rates, conversion and other features as the board of directors may determine. The rights of the holders of our common stock will be subject to and may be adversely affected by the terms of any additional classes of preferred stock that we may issue in the future. The issuance of such shares of undesignated preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of our outstanding voting stock or may result in material dilution to holders of our common stock depending on the terms of such preferred stock. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock. In addition, future issuances of shares of common stock could materially and adversely affect the market price of the common stock and could materially impair our future ability to raise capital through an offering of equity securities. We cannot make any prediction as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of the common stock prevailing from time to time.

     In addition, our stockholders approved, at our 1998 annual meeting of shareholders, an amendment to our Certificate of Incorporation to effect a reverse exchange (a "Reverse Stock Split") of our common stock. The Reverse Stock Split would be in a ratio of up to one-for-ten and would be effected in the event that the board of directors determines that such a Reverse Stock Split is desirable at any time within one year from the date of the 1998 Annual Meeting, with the exact ratio of the Reverse Stock Split to be determined by the board of directors in its discretion. Although the board of directors has no present intention of doing so, the additional shares of authorized but unissued common stock that may result from the proposed Reverse Stock Split could also be used by the board of directors to defeat or delay a hostile takeover. Faced with an actual or proposed hostile takeover, the directors could issue shares of common stock, in a private transaction, to a friendly party that might align itself with the board of directors in opposing a hostile takeover. Accordingly, the Reverse Stock Split could be considered to have the effect of discouraging a takeover of the Company. The board of directors is not aware, however, of any current proposals by any party to acquire control of the Company and the Reverse Stock Split is not intended to be an anti-takeover device.

     DEPENDENCE UPON NETWORK INFRASTRUCTURE. Our success will partially depend upon our ability to develop a reputation for reliability over the long term and the security of our current and future network connections. We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. We cannot assure that we will be able to expand or adapt our network infrastructure to meet additional demand or our customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all.

     DEPENDENCE ON THE INTERNET; UNCERTAIN ADOPTION OF INTERNET AS A MEDIUM OF COMMERCE AND COMMUNICATIONS. Many of our existing and proposed products and services are targeted toward users of the Internet. As is typical in the case of a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use, especially in the business market targeted by us. Despite growing interest in the many commercial uses of the Internet, many businesses have been deterred from purchasing Internet access services for a number of reasons, including, among others, the following:

-  inconsistent quality of service;

-  lack of availability of cost-effective, high-speed options;

-  a limited number of POPs for corporate users;

-  inability to integrate business applications on the Internet;

-  the need to deal with multiple and frequently incompatible vendors;

- inadequate protection of the confidentiality of stored data and information moving across the Internet; and

-  a lack of tools to simplify Internet access and use.

     The adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete.

     We are at risk as a result of fundamental technological changes in the way Internet solutions may be marketed and delivered. Integrating technological advances may require substantial time and expense and we cannot assure that we will succeed in adapting our network infrastructure. While we believe that our plan of combining the scale and scope of a national operation with the local presence of our ISP operations offers significant advantages for commerce and communication over the Internet, we cannot assure that commerce and communication over the Internet will become widespread or that our offered Internet access and communications services will become widely adopted for these purposes.

     New technologies or industry standards have the potential to replace or provide lower cost alternatives to our existing products and services. The adoption of such new technologies or industry standards could render our existing products and services obsolete and unmarketable. If the market for Internet access services fails to develop, develops more slowly than expected, or becomes saturated with competitors, or if the Internet access and services offered by us are not broadly accepted, our business, operating results, financial condition and cash flow may be materially adversely affected. Although we intend to support emerging standards in the market for Internet connectivity, we cannot assure that industry standards will emerge or if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market.

     RISK OF TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS. To date we have not been adversely affected by product or service obsolescence because changes in the Internet service industry have been largely a matter of improvements in hardware which have been readily available to us and our competitors. Our future success depends, however, upon our ability to develop new services that meet changing customer requirements. The market for our service is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We cannot assure that we can successfully identify new opportunities and develop and bring new services to market in a timely manner or that services or technologies developed by others will not render our services noncompetitive or obsolete.

     We believe that our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, we cannot assure that any industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. We could be adversely affected by our failure to anticipate the prevailing standards or the failure of common standards to emerge.

     POTENTIAL LIABILITY FOR INFORMATION DISSEMINATED THROUGH NETWORK. The law relating to the liability of ISPs and on-line service companies for information carried on or disseminated through their networks has not yet been definitively established. Internet access and content providers face potential liability of uncertain scope for the actions of subscribers and others using their systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the United States and foreign jurisdictions.

     We do not maintain errors and omissions insurance. Any liability that may be imposed on us for alleged negligence, intentional torts, or other liability could have a material adverse effect on us. In addition, recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit indecent or pornographic materials could, depending upon their interpretation and application, result in significant potential liability to Internet access and service providers including us. We also anticipate that we would incur additional costs and face technological challenges in complying with any statutory or regulatory requirements imposed by such legislation. For example, the Communications Decency Act of 1996 (amending 47 U.S.C. Section
223), which is part of the Telecommunications Act of 1996 (the "1996 Telecommunications Act"), became effective on February 8, 1996. The 1996 Telecommunications Act imposes criminal liability on persons sending or displaying in a manner available to minors indecent material on an interactive computer service such as the Internet and on an entity knowingly permitting facilities under its control to be used for such activities. While the constitutionality of these provisions has been successfully challenged in the U.S. Supreme Court, we cannot make any assurances or predictions as to the final result regarding the constitutionality of the 1996 Telecommunications Act, or as to the scope and content of any substitute legislation or other legislation in the United States or foreign jurisdictions restricting the type of content being provided over the Internet. If these provisions or related legislation are upheld, the effect on the Internet industry could have a material adverse effect on our business, financial condition, results of operation, or cash flow.

     PRICING PRESSURES. We reduced the prices we charge our Internet customers during 1995, 1997 and 1998 partly as a result of competitive pricing pressures in the market for Internet services. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and we expect that such further price reductions could adversely effect our results of operations, unless we can lower our costs commensurate with such price decreases. We may also face price pressures from our competitors in the telecommunications services markets in which we intend to compete.

     SECURITY RISKS. A risk faced by all ISPs, including us, is the risk that, despite our implementation of network security measures, our infrastructure remains vulnerable to computer viruses, sabotage, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Furthermore, inappropriate use of the Internet by third parties could potentially jeopardize the security of confidential information stored in the computer systems of our customers, which may deter potential subscribers and may inhibit the growth of the Internet service industry in general. Security problems continue to plague public and private data networks. We may incur significant expenditures of capital and resources to alleviate or attempt to avoid problems caused by computer viruses, break-ins, or other problems caused by third parties, which could have a material adverse effect on us. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular.

     RISKS OF SYSTEM FAILURE. Our Internet operations are dependent upon our ability to protect our network infrastructure against damage from acts of nature, power failures, telecommunications failures and similar events. Physical protection of our network infrastructure is one of our primary responsibilities. However, because we lease our lines from long distance telecommunications companies, RBOCs and C-LECs, we are dependent upon these companies for physical repair and maintenance of the leased lines. We maintain multiple carrier agreements to reduce the risk of loss of operations from damage, power failures, telecommunications failures and similar events. Despite our precautions, the occurrence of a natural disaster or other unanticipated problems at our NOC or any of our POPs may cause interruptions in the services we provide. In addition, failure of our telecommunications providers to provide the data communications capacity we require as a result of a natural disaster, operational disruption or for any other reason could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on us.

     DEPENDENCE ON TELECOMMUNICATIONS ACCESS. All Internet and most telecommunications service providers, including us, depend on other companies to provide communications capacity via leased facilities. If one or more of these companies is unable or unwilling to provide or expand our current levels of service in the future, our operations could be materially and adversely affected. Although leased facilities are available from several alternative suppliers, including AT&T and Sprint, we cannot assure that we could obtain substitute services. In addition, we are dependent on local telephone companies to provide local dial-up and leased, high-speed dedicated access phone lines for access to each of our POPs. We are presently dependent on US West Inc. (an
RBOC), ICG Communications, Inc. and Teleport Communications Group, all of which are competitors of ours, to provide timely installation of new circuits and to maintain existing circuits. We have experienced delays in the installation of circuits and inconsistencies in maintenance service, which have adversely affected us.

     DEPENDENCE ON SUPPLIERS. In order to provide Internet access and other on-line services to our customers, we lease long distance fiber optic telecommunications lines from multiple national telecommunications service providers. We are dependent upon these providers of data communications facilities. In addition, we have a wholesale usage agreement with PSINet, which allows us to provide dial-up and "switched" network access to our customers through PSINet's 235 POPs throughout the United States and have other agreements with service providers on which we rely to deliver our product and service offerings. Certain of our suppliers, including RBOCs and C-LECs, currently are subject to various price constraints, including tariff controls, which in the future may change. In addition, regulatory proposals are pending that may affect the prices the RBOCs and C-LECs charge us. Such regulatory changes could result in increased prices of products and services, which could have a material adverse effect on us.

     We rely on other companies to supply certain components of our computer inventory as well as our network infrastructure (including telecommunications services and networking equipment) which, in the quantities and quality we require, is available only from sole or limited sources. We have in the past, and may from time to time, experience delays in receiving telecommunications services and shipments of merchandise purchased for resale. We cannot assure that we will be able to obtain such telecommunication services and shipments of merchandise on the scale and at the times we require at an affordable cost, or at all. We also cannot assure that our suppliers will not enter into exclusive arrangements with our competitors to stop selling us their products or components at commercially reasonable prices, or at all, or that agreements with our suppliers will not be terminated for other reasons. Any failure of our sole or limited-source suppliers to provide products or components that comply with our standards could have a material adverse effect on us.

     DIFFICULTIES IN IMPLEMENTING LOCAL EXCHANGE AND LONG DISTANCE TELEPHONE SERVICES. We are a recent entrant into the newly created competitive local telephony services industry. The local exchange telephony services market in most states was only recently opened to competition due to the passage of the 1996 Telecommunications Act and related regulatory rulings. There are numerous operating complexities associated with providing these services. We will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services. Our inability to overcome any of these operating complexities could have a material adverse effect on us.

     We intend to resell local telephony services provided by I-LECs. Although the 1996 Telecommunications Act requires all I-LECs to permit resale of their telephony services without unreasonable restrictions or conditions and requires I-LECs to offer their retail telecommunications services to other telecommunications carriers for resale at discounted rates based on the costs avoided by the I-LEC in such offering, we cannot assure that we will be able to initiate or provide service in a timely manner or at competitive prices.

     We also offer long distance services to our customers. The long distance business is highly competitive. In addition, the long distance industry has historically had a high average churn rate and customers continue to change long distance providers frequently in response to the offering of lower rate or promotional incentives by competitors. We rely on other carriers to provide transmission and termination services for all of our long distance traffic pursuant to resale agreements. Such agreements typically provide for the resale of long distance services on a per-minute basis. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of our future customers. In the event we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means.

     GOVERNMENT REGULATORY POLICY RISKS; POTENTIAL TAXES. The telecommunications businesses in which we engage are subject to extensive federal and state regulation. The provision of long distance telephone service is subject to the provisions of the Communications Act of 1934, as amended, including amendments effected by the 1996 Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by Public Utility Commissions ("PUCs") and other state agencies. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities have jurisdiction over telecommunications both originating and terminating within a state.

     Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may apply to us. We cannot assure that future regulatory, judicial, or legislative activities will not have a material adverse effect on us.

     A recent federal legislative change, the 1996 Telecommunications Act, may have potentially significant effects on our operations. The 1996 Telecommunications Act, among other things, allows the RBOCs and other companies to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between local exchange carriers ("LECs") and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial additional competition in one of the markets into which we intend to expand and may have a material adverse effect on us.

     On April 10, 1998, the FCC submitted a report to Congress in which it stated that telephone-to-telephone IP Telephony bears the characteristics of "telecommunications services" and that the providers of those services may be "telecommunications carriers," as those terms are defined in the 1996 Telecommunications Act. The FCC deferred a more definitive resolution of this issue until a more "fully-developed" record is available. However, the April 10, 1998 report states that, to the extent the FCC concludes that certain forms of telephone-to-telephone IP Telephony service are "telecommunications services," and to the extent the providers of those services obtain the same circuit-switched access as obtained by other IXCs and therefore impose the same burdens on the local exchange as do other IXCs, the FCC "may find it reasonable that they" become subject to the same regulations, including the requirement to pay access fees to LECs and to contribute to "universal service" subsidies. See "BUSINESS - Business Strategy" and "REGULATION." In addition, a number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. Recently enacted federal legislation placed a moratorium on the imposition by state and local governments of new taxes on ISPs or other businesses involved in Internet-related commerce. However, we cannot assure that federal taxes will not be imposed upon such services in the future or that stated and local governments will not be permitted, in the future, to impose similar taxes. We cannot predict whether the imposition of any such additional taxes would have a material adverse effect on us.

     YEAR 2000 RISKS. Currently, many computer systems, hardware and software products are coded to accept only two digit entries in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates.
The interaction between various software and hardware platforms relies upon the date coding system. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. Customers, suppliers, and we are reliant on computers and related automated systems for daily business operations.

     We have begun the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to our internal hardware and software, as well as third parties that provide us goods or services. We have identified three categories or general areas for review and analysis.

     (1) Systems providing customer services. These include hardware and software systems that are used to provide services to our customers in the form of Internet connectivity, e-mail servers, news servers, authentication servers, etc. Hardware in the form of routers and switches are also included in this area.

     (2) Third party vendors providing critical services including circuits, hardware, long distance and related products. These include telecommunications service providers, suppliers of routers, modems, switches, etc.

     (3) Critical internal systems that support our administrative systems for billing and collecting, general accounting systems, computer networks, and communication systems.

     We are in the planning and initial study phase of Year 2000 compliance review and testing. In regards to Item (1) listed above, our critical existing systems are no more than two and one-half years old and we anticipate that many of these systems will not have significant Year 2000 problems. Due to our continued growth, we plan to relocate most systems providing customer services to an expanded network operations center. Concurrently with the relocation, we will move many of the critical systems to new hardware and software platforms to increase reliability and capacities. We require all newly acquired hardware systems, operating systems, and software to have vendor certification for Year 2000 compliance. We are inventorying these systems and developing a systems testing schedule for them.

     In regards to Item (2) above - third party products and services - our significant vendors are large public companies such as US West Communications, ICG Telecommunications Group, Cisco Systems, Lucent Technologies, Ascend Communications, etc., that are all under SEC mandates to report their compliance in all publicly filed documents. We intend to initiate a compliance review program with these vendors during the first quarter of 1999 and will continue to track progress of all critical vendors for compliance.

     Item (3) above relates to internal systems for our administrative and communications requirements. We intend to implement new billing and billing presentment systems during the first half of 1999. We require these system vendors to certify Year 2000 compliance. Additionally, we intend to test these systems for compliance during the implementation process. We expect to test internal computer networks and communications systems in the first quarter of 1999 for compliance.

     The costs to address the Year 2000 compliance issues have not been determined at this time. Based on growth, we plan to implement new hardware platforms and software systems that should be Year 2000 compliant and, therefore, costs specifically allocated to Year 2000 compliance may not be significant. However, we cannot assure that such costs will not be significant. We will incur manpower and consultant costs in connection with systems testing and compliance reviews with third party services providers.

     The nature of our business makes it dependent on computer hardware, software, and operating systems that are susceptible to Year 2000 issues. Failure to attain at least minimum levels of Year 2000 compliance would have a material adverse effect on our ability to deliver services and on our business, operating results, financial condition and cash flow.

     We have not developed a contingency plan for dealing with Year 2000 risks at this time.

     VOLATILITY OF STOCK PRICES AND PENNY STOCK RULES. Our common stock and publicly traded Warrants are qualified for trading on Nasdaq. The prices at which our common stock has been traded have varied considerably since the common stock was qualified for trading on Nasdaq. We cannot assure that we will continue to be able to satisfy certain specified financial tests and market related criteria required for continued listing on Nasdaq. If our common stock were no longer qualified for trading on Nasdaq, trading, if any, would thereafter be conducted in the over-the-counter market, so called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. Consequently, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock. In addition, we could become subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq, provided that the exchange or Nasdaq system provides current price and volume information with respect to transactions in such securities). Unless an exemption from the definition of a "penny stock" were available, any broker engaging in a transaction in our common stock would be required to provide any customer with a risk disclosure document, disclosure of market conditions, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly accounts showing the market values of our common stock held in the customer's account. The broker would be required to provide bid and offer quotation and compensation information prior to effecting the transaction, and such information must be contained on the customer's confirmation. We anticipate that many brokers will be unwilling to engage in transactions in our common stock because of the need to comply with the "penny stock" rules, thereby making it more difficult for purchasers of common stock to dispose of their shares or for us to raise additional capital through equity financing.

     LACK OF ESTABLISHED TRADING MARKET FOR COMMON STOCK AND PUBLICLY TRADED WARRANTS. Trading in our common stock and Warrants issued in our initial public offering (the "IPO Warrants") had been inactive until March 1998. We cannot assure that an active market can or will be maintained for the trading of our common stock. Purchasers of our common stock may, therefore, find it difficult to dispose of these securities.

     CONTROL BY MANAGEMENT. As the result of Mr. Hanson's investment in the Company, we issued and sold to Mr. Hanson 1,225,000 shares of common stock for a purchase price of $2,450,000, or $2.00 per share. Mr. Hanson also became our President, Chief Executive Officer and Chairman of the board of directors. As a result of these related transactions, Mr. Hanson obtained effective control of the Company and, as of December 15, 1998, had the authority to vote approximately 48% of our common stock after giving effect to the exercise of the Warrants and stock options that the Company granted to him. Our officers and directors as a group beneficially own as of December 15, 1998 approximately 49% of our common stock after giving effect to the exercise of the Warrants and stock options that the Company granted to Mr. Hanson. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of capital stock may also have the effect of delaying or preventing a change of control.

     SHARES ELIGIBLE FOR RESALE. As of December 15, 1998, there were outstanding 2,149,646 shares of common stock that were issued in connection with various transactions, all of which are deemed to be "restricted securities," as defined in Rule 144 under the Securities Act. All but 246,821 of these restricted securities are currently eligible for resale by the holders thereof in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed with the SEC. The right to sell this number of shares is also subject to certain requirements concerning availability of public information, manner of sale and notice of sale. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock that are not restricted securities. Also, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted securities for at least two years may resell such securities without compliance with the foregoing requirements. Sales of substantial amounts of the common stock in the public market, or the perception that such sales might occur, could adversely affect the then prevailing market price for the common stock and could materially impair our future ability to raise capital through an offering of equity securities. We cannot predict the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of the common stock prevailing from time to time.

     POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF COMMON STOCK IN THE EVENT OF REDEMPTION OF PUBLICLY TRADED WARRANTS. We have the ability to call the remaining outstanding publicly traded Warrants issued in our initial public offering (the "IPO Warrants") for redemption at a price of $0.25 per IPO Warrant, subject to the approval by securities administrators of various states in which the holders of the IPO

Warrants reside. The exercise price of the Warrants is less than the market price per share of common stock, and we believe that the current owners of those IPO Warrants, may, therefore, have an incentive to exercise those Warrants and to purchase shares of our common stock. We cannot assure, however, that the securities administrators of all states in which holders of the IPO Warrants reside will approve our offer of the common stock underlying the IPO Warrants. In addition, we cannot assure that all or any portion of such IPO Warrants will be exercised in the event that such approval is obtained. In the event that we call the IPO Warrants for redemption, holders of the IPO Warrants will have the choice of exercising their IPO Warrants or selling them to a buyer who could be expected to exercise such IPO Warrants, or of accepting the redemption price of $0.25 per IPO Warrant. In the event that a significant number of holders of IPO Warrants exercise such Warrants, we can expect that many of the shares of common stock purchased upon such exercise will be sold shortly thereafter. We anticipate that the sale of a significant number of shares of common stock would have an adverse impact on the market price for our common stock.

     NO DIVIDENDS. We have not paid any cash dividends and do not intend to pay cash dividends on the common stock in the foreseeable future.

     STATE LAW LIMITATIONS ON DIRECTOR LIABILITY FOR MONETARY DAMAGES. Our Certificate of Incorporation, as amended, substantially limits the liability of our directors to our stockholders for breach of fiduciary or other duties.

     DELAWARE ANTI-TAKEOVER PROVISIONS. Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliate and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This statute prohibits certain "business combinations" between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired our stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. A "business combination" is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or the aggregate value of all of the outstanding capital stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. The application of Section 203 of the DGCL could have the effect of delaying or preventing a change of control of the Company.

     RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors for such statements under such sections. The statements contained in this Prospectus that are not historical fact are "forward-looking statements" (as such term is defined in the statutory sections cited above), which you can be identify by our use of forward-looking terminology such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should," "could" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Our forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to our Internet connection services, plans and objectives for other businesses that we may enter and our future economic performance. The forward-looking statements and associated risks set forth in this Prospectus include or relate to:

*    our ability to obtain additional financing;

* our ability to successfully defend ourselves in the pending litigation with ICC;

* our ability to attract and retain qualified technical, sales, marketing and administrative personnel relating to the services we currently provide and intend to provide;

*    our ability to market our services at competitive prices;

*    development of brand-name recognition and loyalty for our services;

*    development of an effective sales staff;

*    market acceptance of our services;

*    success of our market initiatives;

* expansion of sales in the industries to which we provide our current and intended services;

*    our success in forecasting demand for our current and intended services;

* our success in diversifying our market to provide services to large and small businesses, professionals and individuals;

*    our success in diversifying the types of services we offer to customers;

* achievement of forecasted operating margins dependent upon price and efficient provision of services;

* availability of suitable licenses or other intellectual property access and protection for our services;

* our ability to implement our acquisition strategy and the success of that strategy, if and to the extent it is implemented;

* our success in achieving increases in net sales to reduce the cost of services sold and decrease general, administrative and development costs as a percentage of net sales and;

* our ability and the ability of other ISPs to gain access to cable systems, such as the system that may be operated in the future by AT&T and TCI.

     The forward-looking statements are based on assumptions and judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate. Therefore, we cannot assure that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this Prospectus, there are a number of other risks presented by our business and operations that could cause our net revenues or net loss, or growth in net revenues or net loss to vary markedly from prior results or the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter our marketing, capital investment and other expenditures, which may adversely affect our results of operations and cash flows. In light of significant uncertainties inherent in the forward-looking information included in this Prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives or plans will be achieved.

                                   CAPITALIZATION

     The following table sets forth as of September 30, 1998 (i) the actual capitalization of the Company, and (ii) the pro forma capitalization of the Company adjusted for the issuance of our Series B Convertible Preferred Stock and for our acquisition of the assets of DataXchange Network, Inc. in December, 1998.


                                                   AS OF SEPTEMBER 30, 1998
                                                   DATAEXCHANGE   PREFERRED
                                                   PROFORMA       PROFORMA
                                      HISTORICAL   ADJUSTMENTS    ADJUSTMENTS    PROFORMA
Cash and cash equivalents              $     731      $ 7,490       $    45      $   8,259
                                       ---------      -------       -------      ---------
Current portion of debt                $     715      $   -         $   298      $   1,013
                                       ---------      -------       -------      ---------
Debt                                         654          -             -              654
                                       ---------      -------       -------      ---------

Preferred Stock                              -              8           -                8
Common Stock                                   8                        -                8
APIC                                      17,803        7,482         5,002         30,287
Treasury Stock                               (83)         -             -              (83)
Accumulated deficit                      (14,075)         -             -          (14,075)
                                       ---------      -------       -------      ---------
Total Stockholders' Equity                 3,853        7,490         5,002         16,145
                                       ---------      -------       -------      ---------
Total Capitalization                   $   4,307      $ 7,490       $ 5,002      $  16,790
                                       ---------      -------       -------      ---------
                                       ---------      -------       -------      ---------

------------------------------------------------------------------------------------------------


(1) Does not include options and warrants to purchase approximately 8,415,744 shares of RMI common stock outstanding at September 30, 1998.

                                      BUSINESS
OVERVIEW

     We are a full service communications solutions provider of switched and IP-based communications products and services for small- and medium-sized business enterprises, as well as dial-up residential customers. We operate 11 Internet POPs in Colorado, and through agreements with third-party providers, we can provide Internet access in 90 of the 100 largest metropolitan statistical areas in the United States. We monitor and control our network through our NOC located in Denver, Colorado. We intend to provide to our customers on a nationwide basis comprehensive communications services, including dedicated Internet access, dial-up Internet access, IP Telephony, point-to-point private line, frame relay and local and long distance telephone service. In addition, we offer our customers value-added web services, including web site hosting, web site production and marketing, e-commerce and web training. We had combined pro forma revenues for the year ended December 31, 1997 of $9,052,000 and provided dedicated access and web services to over 1,300 business customers and over 16,800 dial-up customers as of November 30, 1998.

INDUSTRY BACKGROUND

     OVERVIEW. The telecommunications industry is rapidly transforming itself from a segmented multi-technology marketplace to an industry that is characterized by the convergence of technologies and companies capable of providing a full array of communication services. Three of the main factors driving this significant transformation of the industry include (i) the convergence of voice and data transmission, (ii) the need for broadband transmission technologies and infrastructure, and (iii) the convergence of technologies and companies providing what were formerly independent products and services into one industry. As data and voice transmission converge, operators continually need higher bandwidth capacity networks. Today the communications services market can be divided into two basic categories: (i) traditional, circuit switched and dedicated voice oriented services; and (ii) packet switched services compatible with Internet standards. Traditional, circuit switched and dedicated voice oriented services in the United States can be further divided into long distance services and local exchange services.

     TRADITIONAL TELECOMMUNICATIONS SERVICE MARKET. The present structure of the U.S. telecommunications market resulted largely from the divestiture of the "Bell System" in 1984 (the "Divestiture"). As a result of the Divestiture, seven RBOCs were created to offer services in geographically defined areas called local access transport areas. The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of two distinct industries--local phone service and long distance (also known as interexchange) phone services. The Divestiture, in and of itself, did not result in competition in the local exchange market, but it did provide for direct open competition for long distance. Since the Divestiture, several factors have served to promote competition in the local exchange market, including: (i) customer desire for an alternative to the RBOCs (also referred to as the I-LECs); (ii) technological advances in the transmission of data and video requiring greater capacity and reliability than I-LEC networks were able to accommodate; (iii) a monopoly position and regulated pricing structure, which provided little incentive for the I-LECs to reduce prices, improve service or upgrade their networks; and (iv) the significant fees, called "access charges," long distance carriers were required to pay to the I-LECs to access the I-LECs' networks.

     The first competitors in the local exchange market, designated as "competitive access providers" or "CAPs" by the FCC, were established in the mid-1980s. Most of the early CAPs were entrepreneurial enterprises that operated limited networks in the central business districts of major cities in the United States where the highest concentration of voice and data traffic is found. Since most states prohibited competition for local switched services, early CAP services primarily consisted of providing dedicated, unswitched connections to long distance carriers and large businesses. These connections allowed high-volume users to avoid the relatively high prices charged by I-LECs for dedicated, unswitched connections or for switched access.

     As CAPs proliferated during the latter part of the 1980s, certain regulators issued rulings that favored competition and promised to open local markets to new entrants. These rulings allowed CAPs to offer a number of new services, including, in certain states, a broad range of local exchange services, including switched services. Companies providing a combination of CAP and switched local services are sometimes referred to as C-LECs. This pro-competitive trend continued with the passage of the 1996 Telecommunications Act, which provided a legal framework for introducing competition to local telecommunications services throughout the United States. As a result, the RBOCs, which previously had an oligopoly in the $92 billion (1997 estimate) local service market, are now facing increased competition from C-LECs. Conversely, local carriers are being allowed to compete in the $104 billion long distance market (1997 estimate) only after they have "opened" their local markets to competition.

     Over the last three years, several significant transactions have been announced representing consolidation of the U.S. telecommunications industry driven by both competitive pressures and the convergence of voice and data networks. Among the I-LECs, Bell Atlantic Corporation and NYNEX Corporation merged in August of 1997 and Pacific Telesis Group and SBC Communications Inc. merged in April 1997. Major long distance providers have sought to enhance their positions in local markets, through transactions such as AT&T's acquisition of Teleport Communications Group and WorldCom's mergers with MFS and Brooks Fiber Properties and to otherwise improve their competitive positions, through transactions such as WorldCom's merger with MCI. In addition, AT&T, in order to capitalize on the trends of convergence and consolidation and gain access to the local markets, has announced plans to merge with the cable company, TCI.

     THE INTERNET SERVICES MARKET. The Internet is a global collection of interconnected computer networks that allows commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information and conduct business. The Internet originated with the ARPAnet, a restricted network that was created in 1969 by the United States Department of Defense Advanced Research Projects Agency ("DARPA") to provide efficient and reliable long distance and data communications among the disparate computer systems used by government-funded researchers and academic organizations. The networks that comprise the Internet are connected in a variety of ways, including by public switched telephone network and by high speed, dedicated leased lines. Communications on the Internet are enabled by IP, an inter-networking standard that enables communication across the Internet regardless of the hardware and software used.


     Over time, as businesses have begun to utilize e-mail, file transfer and, more recently, intranet and extranet services, commercial usage has become a major component of Internet traffic. In 1989, the U.S. government effectively ceased directly funding any part of the Internet backbone. In the mid-1990s, contemporaneous with the increase in commercial usage of the Internet, a new type of provider called an ISP became more prevalent. ISPs offer access, e-mail, customized content and other specialized services and products aimed at allowing both commercial and residential customers to obtain information from, transmit information to and utilize resources available on the Internet.

     ISPs generally operate networks comprised of dedicated lines leased from Internet backbone providers using IP-based switching and routing equipment and server-based applications and databases. Customers are connected to the ISP's POP by facilities obtained by the customer or the ISP from either I-

LECs or C-LECs through a dedicated access line or the placement of a circuit-switched local telephone to call the ISP. The rapidly growing need for Internet access and technology has resulted in a highly fragmented industry with the proliferation of over 4,000 ISPs operating within the United States. These ISPs are primarily made up of a few large national providers focused on high bandwidth access and a large number of small providers with limited resources focused on serving local markets. Often the solutions offered by these companies fail to address certain elements required to ensure that customers' mission-critical Internet operations are reliable, scalable and high-performing and that these companies fail to provide a broad array of efficient, low-cost communications products and services. The Company believes that customer service has emerged as an increasingly important element of providing Internet services and that often the large, national ISPs do not offer individual customers the level of support desired and that many of the small, regional ISPs do not have the resources necessary to offer adequate customer support.

     According to industry estimates, the number of Internet users in the United States who access the World Wide Web reached approximately 29.2 million in 1997 and is forecasted to grow to approximately 72.1 million by the year 2000. In addition, International Data Corporation ("IDC") estimates that total ISP revenues in the United States are projected to grow from $4.6 billion in 1997 to over $18 billion in 2000. In the past, much of the growth in ISP revenues has been driven by the dial-up or retail sector of the Internet. However, businesses today represent the largest and fastest growing segment of the Internet market. IDC predicts that U.S. corporate Internet access revenues will grow from approximately $1.9 billion in 1996 to over $6.6 billion in 2000. In addition, IDC predicts that enhanced Internet services, such as web hosting, security, e-commerce, virtual private networks and advanced Internet applications are expected to grow from approximately $352 million in 1997 to over $7 billion in 2000. Internet access and enhanced Internet services represent two of the fastest growing segments of the telecommunications services marketplace.

     IP COMMUNICATIONS TECHNOLOGY. The most significant trend in the Internet and indeed in the broader telecommunications industry, is the convergence of voice and data communications to a singular mode of transmission. From the turn of the century, when Alexander Graham Bell made his historic first telephone call, traditional copper phone wires carried only voice information. Typically, circuit-switch based communications systems establish a dedicated channel for each communication (such as a telephone call for voice and fax), maintain the channel for the duration of the call and disconnect the channel at the conclusion of the call. With the inception of faxes and computer data in the late seventies and early eighties, the resources of such circuit-switch based networks became taxed. Various technologies have come to exist to address the need for greater bandwidth. Today there is a convergence of voice, data and video transmission to one high-speed data packaging network. The most widely used solution has been the advent and rapid adoption of TCP/IP data transmission standard. Originally constructed as a network of computer networks, the Internet revolves around the TCP/IP, which moves data in a series of packets. These packets are disassembled at the point of transmission and routed over the Internet backbone in the most efficient manner and reassembled at the point of receipt. The disadvantage of these packets is that they are cumbersome and occupy large amounts of space on telephone wires and as a result data is slow to arrive at its destination. Various solutions have been created to address this problem, yet to date the most common and effective is to access a high bandwidth network for transmission.

     Packet-switch based systems offer several advantages over circuit-switch based systems, particularly the ability to commingle packets from several communication sources together simultaneously onto a single channel. For most communications, particularly those with bursts of information followed by periods of "silence," the ability to commingle packets provides for superior network utilization and efficiency, resulting in more information being transmitted through a given communication channel. There are, however, certain disadvantages to packet-switch based systems as currently implemented. Rapidly increasing demands for data, in part driven by Internet traffic volumes, are straining capacity and contributing to latency (delays) and interruptions in communications transmissions. In addition, there are concerns about the adequacy of the security and reliability of packet-switch based systems as currently implemented.

     Many initiatives are under way to develop technology to address these disadvantages of packet-switched based systems. The Company believes that the IP standard, which is an "open networking standard," broadly adopted in the Internet and elsewhere, should remain a primary focus of these development efforts. The Company expects the benefits of these efforts to be improved communications throughout, reduced latency and declining networking hardware costs. As IP technology improves, the Company believes that such packet-switch based networks will become the standard for providing telecommunication services. Already, IP Telephony, or transmission of voice calls from a telephone to a telephone using the Internet backbone to haul the data, is being offered to consumers.

POSITIONING OF THE COMPANY

     We offer a broad array of communications products and services tailored to meet customer needs and provide high quality customer support. We deliver our products and services through two divisions: Communications Services and Web Services. We believe that, based upon our experience, a growing number of businesses will demand one point-of-contact for communications solutions for the following reasons: (i) to ensure proper system/network integration; (ii) to obtain a single point of responsibility for products and services that might have numerous providers; and (iii) to continue to take advantage of evolving communications technologies. We intend to increase the breadth of our products and services delivered to our customers by adopting new technology, acquiring complementary businesses and capitalizing on strategic relationships.

BUSINESS STRATEGY

     Our objective is to become a leading national provider of a broad array of communications services distinguished by a state-of-the-art network and high quality customer service and support. Key elements to our business strategy include the following.

     PROVIDE A BROAD ARRAY OF COMMUNICATIONS SOLUTIONS TO ITS CUSTOMERS. We have built a portfolio of products, services and skill sets to develop and deliver comprehensive internetworking communications solutions to both business and residential customers. These products and services are organized under two divisions: Communication Services and Web Services. We plan to continue to add products and services to its portfolio and believes that a growing number of businesses and consumers will demand that one company provide all of their communications needs. We believe that this one point-of-contact service delivery model ensures: (i) high-performance, cost-effective network planning, design and implementation; (ii) maintenance of a single point of responsibility; and (iii) an ongoing customer relationship as a technology partner for communications applications.

     PROVIDE SUPERIOR CUSTOMER SERVICE AND TECHNICAL SUPPORT. We believe that highly differentiated customer service and technical support is a key competitive asset in the communications industry, and the ISP sector in particular. Because the Internet is an evolving and complex medium, customers require significant technical support. Consequently, we have developed a comprehensive strategy to attain maximum customer satisfaction. This strategy consists of the following elements: (i) maintaining a sufficient number of qualified service and technical support personnel through proactive recruitment, retention and training programs; (ii) utilizing our extranet to provide real-time, interactive customer service;
(iii) developing an on-line billing system enabling customer-controlled account customization and analysis; and (iv) further deploying and maintaining our service delivery standards and guarantees. We believe that due to our high quality customer service, we experience low turnover rates and achieve a significant percentage of our subscriber growth from customer referrals.

     MAXIMIZE NETWORK UTILIZATION. Through our network and agreements with third-party providers, we provide Internet access in 90 of the 100 largest metropolitan statistical areas in the United States. We plan to continue to selectively add POPs where we can add value to its customers. We believe that the ISP industry has historically been divided between ISPs focused on business customers and ISPs focused on residential dial-up customers. Our business strategy is to maximize network utilization 24 hours a day by targeting both daytime business and evening-intensive consumer users.

     SELECTIVELY TARGET KEY CITIES TO EXPAND NATIONWIDE. We plan to expand our sales efforts nationally by focusing on targeted areas where there is a large concentration of businesses and favorable demographics. We will initially target markets where we have existing facilities. In these locations we will actively pursue both business and residential customers. In markets where we are using third-party provider networks, we will initially target dial-up customers through advertising, promotions, public relations, telemarketing and customer referrals. Once we attain critical mass in these locations, we will establish our own POPs and begin targeting business and residential customers with our broad array of communications products and services.

     TAKE ADVANTAGE OF SIGNIFICANT CONSOLIDATION OPPORTUNITIES. We believe that the Internet industry is undergoing structural changes with an increasing use of the Internet for mission-critical applications, which is creating demand for high quality network operations, customer service and technical support. We also believe that there is a market opportunity to consolidate ISPs, Internet-based service companies and Internet technologies. Evidence of this strategy includes our recent acquisitions of Infohiway, Inc. ("Infohiway"), Application Methods, Incorporated ("Application Methods"), Internet Now, certain assets of Unicom Communications, Inc. ("Unicom"), Stonehenge Business Systems, Inc. ("Stonehenge") and DataXchange Network, Inc. ("DataXchange"). Infohiway is a company that developed a search engine that gives us on-line advertising opportunities for our customers. Application Methods' e-commerce solution, e-SELL, enables us to provide business customers with browser-based software to conduct business over the Internet. Internet Now, Unicom, and Stonehenge are all local ISPs. We acquired from DataXchange a nationwide Internet backbone, rated by Boardwatch magazine as the 11th largest overall among the 36 national backbones. We believe these acquisitions enhance our position as a full service provider of communications solutions. We will continue to evaluate opportunities to acquire companies that we believe will enhance our product and service offerings. In addition, we intend to supplement our organic national growth efforts by acquiring additional local ISPs in strategic locations to maximize economies of scale.

DIVISIONS AND SERVICES

DIVISIONS                 SERVICES                  DESCRIPTION
----------                -----------               ------------
COMMUNICATION SERVICES    INTERNET ACCESS
                             CO-LOCATION            T-1 or greater Internet
                                                    access provided to
                                                    customer's server located
                                                    at the Company's POP


                                      -25-

                             DEDICATED ACCESS       Fractional T-1, T-1 or
                                                    greater Internet access
                                                    provided to a customer's
                                                    office

                             DIAL-UP SERVICE        Nationwide Internet access
                                                    for consumer and small
                                                    business customers using
                                                    modems to dial into the
                                                    Company's network

                             WIRELESS ACCESS        Evolving technology
                                                    allowing up to 750 kbps
                                                    wireless Internet access
                                                    currently available in the
                                                    Denver metro area


                                         -26-

                          TELEPHONY SERVICES

                             E-PHONE                Long distance calling using
                                                    IP Telephony technology

                             LONG DISTANCE          Traditional long distance
                                                    services

                             LOCAL (C-LEC)          Traditional local exchange
                                                    telephone  service on a
                                                    resale or facilities-owned
                                                    basis throughout Colorado

                             DEDICATED
                             LINE SERVICES          Dedicated and frame relay
                                                    networks to carry voice and
                                                    data for business customers

WEB SERVICES              WEB SITE HOSTING          A customer's web site is
                                                    "hosted" on the Company's
                                                    servers and connected to
                                                    the Internet via a
                                                    high-speed connection

                          WEB SITE PRODUCTION       Design, development and
                                                    implementation of customer
                                                    web sites
                          WEB SITE MARKETING

                             TRAFFIC BUILDER PLUS   Unique web site marketing
                                                    program  whereby customer
                                                    web sites are  marketed
                                                    exclusively to Internet
                                                    users

                             INFOHIWAY              Search engine that contains
                                                    a large and rapidly growing
                                                    database of reference
                                                    information on the World
                                                    Wide Web

                             ELECTRONIC COMMERCE

                             E-SELL                 Turnkey solution for
                                                    setting up an Internet
                                                    store

                          WEB TRAINING              Various levels of Internet
                                                    training for customers from
                                                    basic access training


COMMUNICATION SERVICES

     INTERNET ACCESS

     We provide Internet services through our 11 Internet POPs in the state of Colorado and, through agreements with third party providers, in 90 of the 100 largest metropolitan statistical areas in the United States.

     CO-LOCATION. As more people use the Internet to shop for products and services, the demands on shared server resources are increasing. We offer businesses the alternative of co-locating their servers in the Company's data center, thereby taking cost-effective advantage of our centralized Internet resources. For example, a web developer who co-locates a server with us can save up to 40% to 60% of the monthly cost of maintaining that server in-house.

     DEDICATED ACCESS SERVICE. Dedicated access services are primarily provided to commercial customers and include a wide range of connectivity options tailored to the requirements of the customer. These services include private port (dedicated modem), ISDN connections, 56 kbps frame relay connections, T-1 (1.54 Mbps) connections, and T-3 (45 Mbps) or fractional T-3 connections. This type of connectivity is generally used to connect local area networks, wide area networks or server applications to the Internet, ensuring a dedicated connection. This connection requires a dedicated telecommunications facility, ranging from an analog phone line, ISDN, frame relay, leased line T-1 or leased line T-3 and a router and a device to convert digital signal to serial interface, usually referred to as a CSU/DSU. Dedicated services range in price from $199 per month to over $15,000 per month depending on the connection type. Installation fees generally range from $300 to $5,000.

     DIAL-UP SERVICE. We offer nationwide dial-up service for unlimited usage, which is available for $19.95 per month plus a one-time $15 set-up fee. This offering includes high-speed modem access using v.90 technology and a high quality connection due to the redundancy that has been built into the network. Through our arrangement with PSINet, we are able to provide dial-up access to customers in over 230 locations nationwide.

     WIRELESS SERVICE. We have recently signed an agreement with American Telecasting, Inc., to offer high-speed megabit Internet access technology to 80% of the homes and businesses in the Denver metro area. The service includes download speeds of about 750 kbps, a microwave receiver, an external modem, a cable modem and an Ethernet card. Costs include an installation fee and an approximate $50 per month service charge. We intend to enter into similar agreements with other providers as we expand our geographic presence.

     BACKBONE ACQUISITION. With our acquisition of the assets of DataXchange Network, Inc. in December, 1998, we now operate a national Internet backbone, linking 8 U.S. cities. Each city is linked directly to each of the others. Our backbone utilizes fully redundant hub and spoke architecture.

     TELEPHONY SERVICES

     We have been certified as a C-LEC in the states of Colorado, California and West Virginia and provide traditional long distance service nationwide, subject to tariff approvals.

     IP TELEPHONY. IP Telephony is new technology that enables long distance calling using Internet technology. Rather than using traditional switched voice technology, the caller dials into a server that converts the voice signal into IP packets and routes the call to a long distance carrier. This technology enables the caller to bypass the LEC, thereby removing the local exchange fees at this time. We are now able to deliver "toll quality" long distance calls that originate in Colorado to anywhere in the contiguous United States using IP Telephony. IP Telephony service is priced at $.07 per minute to anywhere in the contiguous United States, 24 hours per day.

     TRADITIONAL LONG DISTANCE SERVICE. Our recent agreement with Frontier Communications of the West, Inc. will permit us to offer a full line of traditional long distance services. We will be offering the following services:

     *    1+ long distance dialing;

     *    Dedicated long distance;

     *    1-800 service;

     *    Calling card; and

     *    Conference calling.

     LOCAL (C-LEC). We have been certified as a C-LEC in the states of Colorado, California and West Virginia.

     DEDICATED LINE SERVICES. We operate extensive dedicated and frame relay networks to carry voice and data traffic across the country and across town for its business customers.

WEB SERVICES

     WEB SITE HOSTING

     Web site hosting provides ongoing revenue from customers for whom we host a web site on web servers located in our data center. All access made to these web sites by the customer and the Internet community as a whole is processed on our servers. The advantage to customers is high-speed access to sites by their targeted audiences. Prices for web site hosting generally consist of $99 per month for virtual hosting service and $49 per month for static hosting services. There is also a one-time set-up fee of approximately $99 for virtual hosting and $49 for static hosting.

     WEB SITE PRODUCTION

     Web site production encompasses the design, development and implementation of customer web sites. These sites may be public domain sites or private sites (extranets or intranets). The functionality of these sites will continue to evolve and require a great deal of graphic design talent as well as high end programming skills.

     WEB SITE MARKETING

     TRAFFIC BUILDER PLUS. This is a web site marketing program whereby customer web sites are marketed exclusively to Internet users. This service includes sophisticated search engine submission and management techniques, cross-linking related web sites, posting to relevant news groups and customizing banner ad campaigns. The pricing for this service varies dramatically based on a customer's budget and desired results.

     INFOHIWAY. This is a search engine that contains a large and rapidly growing database of reference information on the World Wide Web. The search engine also contains certain features, including: PREVIEW buttons, which permit users to see a site's content without waiting for a full download of all the site's graphics; FUZZY LINKS, which provide visitors with a handy way to search for related but perhaps not specifically targeted information; and SITE MAPPING, which provides a simple and visual way to see a site's structure. The site also contains banner advertisements, which we may sell to our customers as part of a web marketing package.

     ELECTRONIC COMMERCE

     E-SELL. We provide small- to medium-sized businesses with turnkey software package solutions for e-commerce that they can use themselves. Rather than simply offering a web site, we act as a true Internet store, enabling a dynamic, interactive shopping experience for the customer, using secure credit card transactions and "behind the scenes" functionality, such as inventory management and custom reporting. Through e-SELL, we will be able to offer a low-cost, fast implementation of a true, database-driven Internet store. Competing packages require the involvement of technical experts, consultants or developers to set up and configure a store. Because of these extra "soft costs", implementation costs usually reach several times the basic cost of the package and implementation time can be weeks or months. By contrast, an e-SELL store can be up and running in hours. e-SELL is scalable and extensible as a business grows, because it is based on an open architecture--Microsoft Windows NT and BackOffice. While competing packages often utilize proprietary programming languages or tools (and many started out as Macintosh or Unix products), e-SELL is an extension to the industry-standard BackOffice platform, enabling easy customization. In addition, any industry-standard database can be connected, furthering the ease of integration with merchants' existing information systems.

     WEB TRAINING

     Our headquarters include a training center with multiple workstations. Customers can schedule their employees for various levels of Internet training, ranging from basic access training to HTML programming. Customized, one-on-one training is also available, either at our headquarters or at the customer's site.

NETWORK OPERATIONS

     We operate 11 Internet POPs in Colorado and, through agreements with third-party providers, we can provide Internet access in 90 of the 100 largest metropolitan statistical areas in the United States. In addition, we operate a national fully meshed Internet backbone, linking 8 U.S. cities--Atlanta, Chicago, Dallas, Los Angeles, McLean (Virginia), New York, San Francisco, and Washington, D.C.

TECHNICAL AND CUSTOMER SUPPORT

     Our customer service philosophy is to thoroughly understand the customer's needs so that we may deliver a very high level of value-added services and after-sales support. We believe that highly differentiated customer support is a key competitive asset in the communications industry, and the ISP sector in particular. Because the Internet is an evolving and complex medium, customers require significant technical support. Consequently, we have developed a comprehensive strategy to attain maximum customer satisfaction. As a result, we experience low turnover rates and achieve subscriber growth from customer referrals. This strategy consists of the following elements: (i) maintaining a sufficient number of qualified service and technical support personnel through proactive recruitment, retention and training programs; (ii) utilizing our extranet to provide real-time, interactive customer service; (iii) developing an on-line billing system enabling customer-controlled account customization; and
(iv) further deploying and maintaining our service delivery standards and guarantees. We continually monitor our customer service strategy through customer satisfaction surveys, which are monitored by a third-party consulting firm. Over 75 employees, consisting of engineers, technicians, project managers, account managers and customer service representatives, are responsible for supporting our customers.

     MANAGEMENT INFORMATION SYSTEMS. We are focusing on management information systems to achieve a competitive advantage in the marketplace through the implementation of enabling technologies to deliver and support IP- based services.

     Currently, our administrative office functions are standardized on Microsoft Office products operating on Microsoft NT Server Networks. Finance and accounting utilize Great Plains accounting software products for general ledger, payables processing and receivables collection and management. Billing and customer management software products are a combination of custom written software and third party products. The billing systems are currently under review to determine the optimal billing platform to handle new product offerings and support expansion.

     One goal of implementing automated systems is to move customer support functions to a web interface which would allow customers to change service types, review invoicing details, troubleshoot through on-line information and communicate with our technical support staff. These systems are expected to provide enhanced customer support and reduce the cost of the technical support function on a per customer basis. Enhanced billing systems are expected to permit us to offer promotions and marketing programs to attract new customers. The new billing systems are expected to provide greater flexibility in offering discounts for selecting a wide range of the product offerings.

SALES AND MARKETING

     COMMERCIAL. Our ability to deliver an Internet solution, coupled with an excellent technical knowledge base and an attention to providing high quality service, will be our key selling point. We believe we will be capable of designing, implementing and maintaining a complete enterprise network solution encompassing integrated voice, data, video and Internet services addressing all facets of internal and external communications for a business. A number of providers represent themselves as "one-stop shops" or "turnkey providers" of these services, but rarely do they have the ability to deliver, manage and support all services "in-house." Therefore, we believe our competitive advantage will be our ability to effectively package, price, brand and then implement our wide range of communications services. We expect this competitive advantage to cultivate financial growth as we focus our sales and marketing efforts on expanding nationally, focusing on the small- to medium-sized business market and efficiently delivering a comprehensive set of products and services.

     Our sales and marketing efforts focus on the direct sales approach of our field sales representatives. Although each representative has a specific product or service focus, each is assigned to an account team headed up by an account manager. We believe that this account team approach allows us to effectively cross-sell, package, and blend all of our products and services to best meet the needs of the customers. Marketing elements that will be used to support the sales team include strategic direct mail campaigns, public relations efforts and targeted industry advertising. Each marketing activity is designed to generate Company and brand recognition, provide product/service information and stimulate referral business from a consumer as well as a commercial standpoint.

     CONSUMER. We believe that our commercial competitive advantage of packaging, pricing, branding and promoting our wide range of communications services will also serve as a competitive advantage in the consumer marketplace as we extends our sales and marketing reach across the nation.

Our sales efforts will focus on our "outbound/inbound" telemarketing unit. In addition, we plan to build an extensive vendor network capable of distributing all of our communication services to the public through co-branding programs, affinity marketing agreements and cause-related marketing initiatives. We also plan to employ extensive radio and print advertising campaigns, event marketing opportunities, in-market retail promotions and a nationwide public relations effort. As of January 8, 1999, we had 16 sales representatives targeting dial-up customers.

CUSTOMERS

     DEDICATED COMMUNICATIONS SERVICE CUSTOMERS. Our primary commercial target market is small- to medium-sized businesses with 25-5,000 work-stations, multiple office locations, a dependence on communications technology and with headquarters located in tier one or tier two cities ranked in the top thirty high-tech BPI index. The secondary target markets will be small- and medium-sized businesses with 25-5,000 work-stations, multiple office locations, a dependence on communications technology and with headquarters located in tier two and three cities that are close to our headquarters, or in the top thirty high-tech BPI index.

     DIAL-UP INTERNET ACCESS CUSTOMERS. Our dial-up customer base consists mainly of residential consumers and small businesses throughout Colorado. Through the use of demographic market research data, we are targeting our marketing and sales efforts towards new and current Internet households and small businesses nationwide. Because we have experienced a significant amount of dial-up sales through word-of-mouth advertising, we operate an in-bound calling center and an out-bound telemarketing sales unit.

     We provided dedicated access and web services to over 1,300 business customers and over 16,800 dial-up customers as of November 30, 1998.

COMPETITION

     The markets in which we operate and intend to operate are extremely competitive and can be significantly influenced by marketing and pricing decisions of the larger industry principals. We believe that competition will intensify in the future and our ability to successfully compete depends on a number of factors including market presence, the capacity, reliability and security of our network infrastructure, our packaging and pricing of products and services compared to our competitors, the timing of new product and service roll-outs, our ability to react to changes in the market and industry and economic trends.

     INTERNET ACCESS. We expect competition in these markets to intensify in the future. There are no substantial barriers to entry in the Internet access markets in which we compete. Our current and prospective competitors in the Internet access market include many large companies that have substantially greater market presence and financial, technical, operational, marketing and other resources and experience than we do. Our Internet access business competes or expects to compete directly or indirectly with the following categories of companies: (i) other national and regional commercial ISPs, such as Verio Inc. or one or more of its affiliates and PSINet; (ii) established on-line services companies that currently offer Internet access, such as AOL, CompuServe and Prodigy Services Company; (iii) computer hardware and software and other technology companies, such as Microsoft; (iv) national long distance telecommunications carriers, such as AT&T (with AT&T WorldNet), Sprint (SprintNet) and Qwest Communications International, Inc.; (v) RBOCs; (vi) cable television system operators, such as Comcast Corporation, TCI and Time Warner Inc.; (vii) nonprofit or educational ISPs; and (viii) newly licensed providers of spectrum-based wireless data services. Modems offered by cable television companies can transmit information at speeds of up to 10 megabits per second, as opposed to the Company's v.90 (enhanced speed modem) service, which can transmit information at speeds of up to only 56 kilobits per second. In addition, TCI has recently announced it had reached separate agreements with Sun Microsystems, Inc. and Microsoft to produce the software necessary to permit access to the Internet through television set-top boxes beginning in 1999.

     TELECOMMUNICATION SERVICES. Our intention to provide traditional long distance service will place us directly in competition with IXCs, which engage in the provision of long distance access and other long distance resellers and providers, including large carriers such as AT&T, MCI WorldCom and Sprint and new entrants to the long distance market such as the RBOCs who have entered or have announced plans to enter the U.S. intrastate and interstate long distance market pursuant to recent legislation authorizing such entry. See "REGULATION." On April 22, 1998, the Public Utilities Commission of Colorado granted the request of RMB, a wholly-owned subsidiary of the Company, to become a C-LEC. Likewise, our intention to provide IP Telephony services and C-LEC services will place us directly in competition with other providers (either resellers or facilities-based carriers) that provide the same services. Most of our competitors are significantly larger and have substantially greater market presence as well as substantially greater financial, technical, operational, marketing and other resources and experience than we do.

                                     REGULATION

GENERAL REGULATORY ENVIRONMENT

     The telecommunications businesses in which we operate or intend to operate, namely, providing traditional long distance service, providing long distance service by means of IP Telephony and activities as a C-LEC, are subject to extensive federal and state regulation. In particular, these services are subject to the provisions of the Communications Act of 1934, as amended, including amendments effected by the 1996 Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by PUCs and other state agencies. Federal laws and FCC regulations apply to the facilities of and services offered by, telecommunications common carriers including regulating the prices charged, to the extent that those facilities are used to provide, originate, or terminate interstate communications. State regulatory authorities retain jurisdiction over telecommunications both originating and terminating within the state. The regulation of the telecommunications industry is changing rapidly and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to the Company. All of our operations are also subject to a variety of environmental, safety, health and other governmental regulations. We cannot assure that future regulatory, judicial, or legislative activities will not have a adversely affect us, or that regulators, competitors, or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

     The 1996 Telecommunications Act effected plenary changes in regulation at both the federal and state levels that affect virtually every segment of the communications industry. The stated purpose of the 1996 Telecommunications Act is to promote competition in all areas of communications and to reduce unnecessary regulation to the greatest extent possible. While it will take years for the industry to feel the full impact of the 1996 Telecommunications Act, it is already clear the legislation provides us with both opportunities and challenges. The 1996 Telecommunications Act, among other things, allows the RBOCs to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between LECs and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial competition to our intended telecommunications services (i.e., traditional long distance, IP Telephony and LEC services) and may have a material adverse effect on our business, financial condition and results of operations and cash flow.

     Under the 1996 Telecommunications Act, the RBOCs may immediately provide long distance service outside those states in which they provide local exchange service ("out-of-region" service) and long distance service within the regions in which they provide local exchange service ("in-region" service) upon meeting certain conditions. The 1996 Telecommunications Act does, however, impose certain restrictions on, among others, the RBOCs in connection with their provision of long distance services. Out-of-region services by RBOCs are subject to receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. In-region services by RBOCs are subject to specific FCC approval and satisfaction of other conditions, including a checklist of pro-competitive requirements. The RBOCs may provide in-region long distance services only through separate subsidiaries with separate books and records, financing, management and employees and all affiliate transactions must be conducted on an arm's length and nondiscriminatory basis. The RBOCs are also prohibited from jointly marketing local and long distance services, equipment and certain information services unless competitors are permitted to offer similar packages of local and long distance services in their market. Further, the RBOCs must obtain in-region long distance authority before jointly marketing local and long distance services in a particular state. Additionally, AT&T and other major carriers serving more than 5% of presubscribed long distance access lines in the United States are also restricted from packaging other long distance services and local services provided over RBOC facilities.

FEDERAL REGULATION

     The FCC has established different levels of regulation for dominant and non-dominant carriers. Of domestic common carrier service providers, only GTE, the RBOCs and other I-LECs are classified as dominant carriers and all other providers of domestic common carrier services, including the Company, are classified as non-dominant carriers. The 1996 Telecommunications Act provides the FCC with the authority to forebear from imposing any regulations it deems unnecessary, including requiring non-dominant carriers to file tariffs. On November 1, 1996, in its first major exercise of regulatory forbearance authority granted by the 1996 Telecommunications Act, the FCC issued an order detariffing domestic interexchange services. The order required mandatory detariffing and gave carriers nine months to withdraw federal tariffs and move to contractual relationships with their customers. A federal appeals court subsequently stayed this order.

     Although the FCC does not directly regulate local exchange service, which is within the jurisdiction of state regulatory authorities, its actions may impact directly on such service. The 1996 Telecommunications Act greatly expands the FCC's interconnection requirements on the I-LEC. The 1996 Telecommunications Act requires the I-LEC to: (i) provide physical co-location, which would allow RMB and other interconnectors to install and maintain their own network termination equipment in I-LEC central offices, i.e., offices of US West Inc. and virtual co-location only if requested or if physical co-location is demonstrated to be technically unfeasible, (ii) unbundle components of their local service networks so other providers of local service can compete for a wider range of local services customers, (iii) establish "wholesale" rates for their services to promote resale by C-LECs and other competitors, (iv) establish number portability, which will allow a customer to retain its existing phone number if it switches from the I-LEC to a competitive local service provider,
(v) establish dialing parity, which
ensures customers will not detect a quality difference in dialing telephone numbers or accessing operators or emergency services and (vi) provide nondiscriminatory access to telephone poles, ducts, conduits and rights-of-way. In addition, the 1996 Telecommunications Act requires I-LECs to compensate competitive carriers for traffic originated by the I-LEC and terminated on the competitive carrier's networks. The FCC is charged with establishing national guidelines to implement the 1996 Telecommunications Act. The FCC issued its Interconnection Order on August 8, 1996, which established detailed rules regarding rates, terms and conditions for interconnection between C-LECs and I-LECs. The Interconnection Order was appealed to the U.S. Court of Appeals for the Eighth Circuit. On July 18, 1997, the Court issued a final decision vacating the interconnection pricing rules and "most favored nation" rules as well as certain other interconnection rules. The FCC's and other parties' petitions to the Supreme Court requesting review of these decisions have been granted. It is not possible at this time to determine how the Supreme Court will respond to these appeals.

     On April 18, 1997, the FCC ordered that the RBOCs and I-LECs offering domestic interstate inter-LATA (local access and transport areas) services, in-region or out-of-region, be regulated as non-dominant carriers. However, such services offered in-region must be offered in compliance with the structural separation requirements mentioned above. AT&T was classified as a dominant carrier, but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate interexchange market in October 1995 and in the international market in May 1996. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated. A number of parties have, however, sought the FCC's reconsideration of AT&T's status. The Company is unable to predict the outcome of these proceedings on its operations.

     On May 8, 1997, the FCC released an order intended to reform its system of interstate access charges to make that regime compatible with the pro-competitive deregulatory framework of the 1996 Telecommunications Act. Access service is the use of local exchange facilities for the origination and termination of interexchange communications. The FCC's historic access charge rules were formulated largely in anticipation of the 1984 divestiture of AT&T and the emergence of long distance competition and were designated to replace piecemeal arrangements for compensating LECs for use of their networks for access, to ensure that all long distance companies would be able to originate and terminate long distance traffic at just, reasonable and non-discriminatory rates and to ensure that access charge revenues would be sufficient to provide certain levels of subsidy to local exchange service. While there has been pressure on the FCC historically to revisit its access pricing rules, the 1996 Telecommunications Act has made access reform timely. The FCC's recent access reform order adopts various changes to its rules and policies governing interstate access service pricing designed to move access charges, over time, to more economically efficient levels and rate structures. Among other things, the FCC modified rate structures for certain non-traffic sensitive access rate elements, moving some costs from a per-minute-of-use basis to flat-rate recovery, including one new flat rate element; changed its structure for interstate transport services; and affirmed that ISPs may not be assessed interstate access charges. In response to claims that existing access charge levels are excessive, the FCC stated that it would rely on market forces first to drive prices for interstate access to levels that would be achieved through competition but that a "prescriptive" approach, specifying the nature and timing of changes to existing access rate levels, might be adopted in the absence of competition. The FCC intends to address these and other related matters in subsequent proceedings.

     Though the Company believes that access reform through lowering and/or eliminating excessive access service charges will have a positive effect on its service offerings and operations, it cannot predict how or when such benefits may present themselves, or the outcome of any possible judicial appeal or petition for FCC reconsideration.

     The FCC also released a companion order on universal service reform on May 8, 1997. The universal availability of basic telecommunications service at affordable prices has been a fundamental element of U.S. telecommunications policy since enactment of the Communications Act of 1934. The current system of universal service is based on the indirect subsidization of LEC pricing, funded as part of a system of direct charges on some LEC customers, including IXCs and above-cost charges for certain LEC services such as local business rates and access charges. In accordance with the 1996 Telecommunications Act, the FCC adopted plans to implement the recommendations of a Federal-State Joint Board to preserve universal service, including a definition of services to be supported and defining carriers eligible for contributing to and receiving from universal service subsidies. The FCC ruled, among other things, that: contributions to universal service funding be based on all IXCs' gross revenues from both interstate and international telecommunications services; only common carriers providing a full complement of defined local services be eligible for support; and up to $2.25 billion in new annual subsidies for discounted telecommunications services used by schools, libraries and rural health care providers be funded by an assessment on total interstate and intrastate revenues of all IXCs. The FCC stated that it intends to study the mechanism for continued support of universal service in high cost areas in a subsequent proceeding. The Company is unable to predict the outcome of these proceedings or of any judicial appeal or petition for FCC reconsideration on its operations.

     On April 10, 1998, the FCC submitted a report to Congress in which it stated that telephone-to-telephone IP Telephony bears the characteristics of "telecommunications services" and that the providers of those services may be "telecommunications carriers," as those terms are defined in the 1996 Telecommunications Act. The FCC deferred a more definitive resolution of this issue until a more "fully-developed" record is available. However, the April 10, 1998 report states that, to the extent the FCC concludes that certain forms of telephone-to-telephone IP Telephony service are "telecommunications services," and to the extent the providers of those services obtain the same circuit-switched access as obtained by other IXCs and therefore impose the same burdens on the local exchange as do other IXCs, the FCC "may find it reasonable that they" become subject to the same regulations, including the requirement to pay access fees to LECs and to contribute to universal service subsidies.

STATE REGULATION

     Companies conducting intrastate long distance telecommunications operations are subject to various state laws and regulations including, in many jurisdictions, certification and tariff filing requirements. Generally, these providers must obtain and maintain certificates of authority from regulatory bodies in most states in which it offers intrastate services. In April 1998, RMB obtained a certificate of authority from the Colorado PUC to provide local exchange services as a C-LEC. We also are certified as a C-LEC in California and West Virginia. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

     Those states that permit the offering of intrastate/intra-LATA service by IXCs generally require that end users desiring to use such services dial special access codes. This may put us at a competitive disadvantage compared with LECs whose customers can make intrastate/intra-LATA calls simply by dialing 1 plus the desired number. If a long distance carrier's customer attempts to make an intra-LATA call by simply dialing 1 plus the desired number, the call will be routed to and completed by the LEC. Regulatory agencies in a number of states have issued decisions that would permit IXCs to provide intra-LATA calling on a 1 + basis. Further, the 1996 Telecommunications Act requires in most cases that the RBOCs provide such dialing parity coincident to their providing in-region inter-LATA services. The

Company expects to benefit from the ability to offer 1 + intra-LATA services in states that allow this type of dialing parity.

                                     MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers as of the date of this Prospectus are as follows:


NAME                   AGE   POSITION
--------------------   ---   --------------------------------------------------
Douglas H. Hanson      54    Chief Executive Officer and Chairman of the Board
                             of Directors

Mary Beth Vitale       44    President, Chief Operating Officer, and Director

D. D. Hock             63    Director

Robert W. Grabowski    57    Director

Lewis H. Silverberg    63    Director

Peter J. Kushar        43    Chief Financial Officer, Secretary and Treasurer

Robert Laughlin        53    Chief Technological Officer

Christopher J. Melcher 39    General Counsel and Vice President--Law

Jeremy J. Black        46    Vice President--Infohiway/Web Services

James H. Comstock      46    Vice President--Engineering and Operations

Kevin R. Loud          45    Vice President--Communication Services

Michael R. Mara        37    Vice President--Internet Services

Michael D. Schaefer    31    Vice President--Marketing


     DOUGLAS H. HANSON has been the Chief Executive Officer and Chairman of the board of directors of the Company since October 1, 1997. Mr. Hanson also served as the Company's President from October 1, 1997 until January 9, 1999. Prior to assuming his positions with the Company, Mr. Hanson was the President and Chief Executive Officer and a director of Qwest Communications, Inc., a Colorado-based telecommunications company, as well as the founder of Qwest's predecessor, SP Telecom. Mr. Hanson formed SP Telecom in 1987 as a subsidiary of SP Railroad to install fiber optic cable along the railroad's right-of-way. Before founding SP Telecom, Mr. Hanson was vice president of FiberTrak, a telecommunications joint venture among Santa Fe, Norfolk and SP railroads. He also held various positions at Southern Pacific Transportation Co. Mr. Hanson currently sits on the board of directors of the Competitive Telecommunications Association, The Metropolitan State College Foundation Board, and the Board of Trustees of the Salvation Army, Intermountain Division, and is engaged in other civic activities.

     MARY BETH VITALE has been a director of the Company since January 10, 1998. Effective January 9, 1999, Ms. Vitale accepted an offer to become the President and Chief Operating Officer of the Company. From 1994 to October 1997, she was an executive of AT&T Corporation (Vice President of In-State Services from 1994 to 1996; Vice President and Corporate Officer, Local Service Organization, Western Region, from 1994 to 1996; and President--Western States from January to October 1997) in Denver, Colorado. Prior to joining AT&T, Ms. Vitale was Vice President of Marketing for U S WEST Communications, Inc. (1994), Region Executive Director for U S West Cellular (1991 to 1993) and Region General Manager for U S WEST Cellular (1989 to 1991). She holds a Bachelor of Arts degree from Hillsdale College, a Master of Science degree from the University of Colorado and an Advanced Management degree from the Wharton School of Business.

     D. D. HOCK has been a director of the Company since October 1, 1997. Prior to becoming a director of the Company, Mr. Hock was the President, Chief Executive Officer and Chairman of the board of directors (from February 1989 to July 1994; Chairman and Chief Executive Officer from July 1994 to January 1996; Chairman from January 1996 to February 1997, when he retired) of Public Service Company of Colorado.

     ROBERT W. GRABOWSKI has been a director of the Company since January 10, 1998. He has been the Vice President, Finance and Administration, Sunny Side, Inc./Temp Side, a private employment service, since 1988. He has been a certified public accountant since 1968 and holds a Bachelor of Science degree from De Paul University.

     LEWIS H. SILVERBERG has been a director of the Company since January 10, 1998. Mr. Silverberg has been a business consultant since January 1994, advising privately held businesses on their formation, sale and financing. In September 1990, Mr. Silverberg joined Liquor Barn, Inc., which operated a chain of retail stores and was in a bankruptcy reorganization proceeding at that time. Mr. Silverberg was the Executive Vice President and a director of Liquor Barn, Inc. until December 1993. The business was liquidated after Mr. Silverberg's departure in 1993. Mr. Silverberg is an attorney and has been a member of the California bar since 1959.

     PETER J. KUSHAR has served as Chief Financial Officer, Secretary and Treasurer since joining the Company in April 1998. From June 1997 to April 1998 he operated his own consulting practice advising customers in specialized economic and telecommunication requirements such as C-LEC network economics and operation. Prior to consulting, Mr. Kushar spent 14 years with U S WEST Communications (Executive Director--Carrier Division from 1993 to 1997; Executive Director--Network Operations from 1991 to 1993; Chief Financial Officer--Federal Services from 1988 to 1991; Manager, Director and Chief Financial Officer for U S WEST Information Systems from 1983 to 1988). Prior to U S WEST, Mr. Kushar was a system planner, market analyst and account executive for Southern New England Telephone from 1979 to 1983. Mr. Kushar received his Bachelor of Science Degree in 1977 and Master of Business Administration Degree in 1979 from the University of Montana.

     ROBERT LAUGHLIN is Chief Technology Officer for the Company. Mr. Laughlin brings over 25 years of technical experience to this position, including working as a senior design engineer for IBM and a senior scientist for Digital Systems Corp. From 1994 to December 1998, Mr. Laughlin and two partners founded DataXchange Network, which they built into a nationwide Internet backbone provider. He is a frequent lecturer and speaker at many professional conferences, such as Telecom Business and ISPCON. Mr. Laughlin received a Bachelor of Arts degree in math and physics from Ursinus College in 1968, and a Bachelor of Arts in Electrical Engineering in 1969 from University of Pennsylvania.

     CHRISTOPHER J. MELCHER is General Counsel and Vice President -- Law. Mr. Melcher served as Assistant General Counsel for KN Energy, Inc. from
September 1997 to December 1998, providing legal services on regulated and unregulated market activities and directing corporate strategy in federal and state proceedings across the company's 15 state territory. Prior to KN
Energy, he was a senior corporate counsel with Southern California Edison, a subsidiary of Edison International, Inc. From January 1995 to July 1996, Mr. Melcher represented corporate clients with the Firm of Brownstein Hyatt
Farber & Strickland. From March 1990 to December 1994, he served as Associate Independent Counsel with the Office of Independent Counsel (Adams) in Washington, D.C. Mr. Melcher practiced law with Wilmer Cutler & Pickering from September 1987 to March 1990. Mr. Melcher received his Bachelor of Arts degree from Carelton College and his Juris Doctor degree from Yale Law School.

     JEREMY J. BLACK is Vice President--Infohiway. Mr. Black was the Chief Executive Officer of Infohiway from 1996 until joining RMI upon its acquisition of Infohiway. Prior to joining Infohiway, Mr. Black was the Executive Vice President of Wilson Associates International. From 1986 to 1992, Mr. Black was the President of Advanced Investment Software, where he developed the design for RAMCAP software (Risk program). Mr. Black is an adjunct professor for the College of Financial Planning and a national professor in investment risk management and asset allocation.

     JAMES H. COMSTOCK is Vice President--Engineering and Operations of the Company. Prior to joining the Company, Mr. Comstock founded and headed the consulting firm of TTTeam, Inc., concentrating in technological and strategic assistance for smaller high tech companies. From June 1995 to November 1997 he served as Chief Technology Officer for the Williams Communications Group; from January 1994 to June 1995 he held senior management positions with MCI Consumer Markets. Mr. Comstock also has extensive experience in the telecommunications industry as a senior manager with Price Waterhouse. Mr. Comstock has a bachelor's degree in computer science from Ohio University.

     KEVIN R. LOUD is Vice President--Communication Services of the Company. Before joining the Company in July 1995, he served as Vice President of Marketing for SP Telecom, a national long distance company from 1994 to 1995. In 1992, he formed Loud & Associates, where he consulted with regional and national communication organizations on market development and operations efficiencies until 1994. While operating Loud & Associates, Mr. Loud undertook a year-long project for Automated Communications, Inc., during which he was treated as a statutory employee. From 1984 until 1992, he was employed by Houston Network, Inc. and held positions ranging from Director of Finance, Vice President of Operations and Carrier Sales, Vice President Sales and President. The primary business of that organization was switched long distance communication Services. Mr. Loud holds a Master of Business Administration degree from William and Mary and a Bachelor of Arts in Economics from UCLA.

     MICHAEL R. MARA is Vice President--Internet Services of the Company. Prior to joining the Company in November 1995, Mr. Mara was employed by ITC, a privately held international audio and video conferencing service provider, from June 1992 until October 1995.

     MICHAEL D. SCHAEFER is Vice President--Marketing of the Company. Prior to joining the Company in April 1998, Mr. Schaefer had been working as an event producer/promoter in the Denver area for the prior 10 years. Major events to his credit include: The Denver Museum of Natural History's Imperial Tombs of China, The Denver International Airshow, World Youth Day and the Denver Grand Prix. Mr. Schaefer holds a Bachelor of Science degree in Business Administration from the University of Denver and a Master of Business Administration degree from Regis University.

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT COMMITTEE. In November 1997, the Company's board of directors formed an Audit Committee composed of three directors, a majority of whom were outside directors. Douglas H. Hanson, D. D. Hock and Reynaldo U. Ortiz were the members of the initial Audit Committee until Mr. Ortiz resigned as a director effective December 1, 1997. Mr. Robert W. Grabowski, an outside director, now serves on the Audit Committee with Messrs. Hanson and Hock. Mr. Hanson is also the Chief Executive Officer and the Chairman of the board of directors of the Company. Members of the Audit Committee are appointed annually by the full board of directors. The functions of the Audit Committee are to review the Company's internal controls, accounting policies and financial reporting practices; to review the financial statements, the arrangements for and scope of the independent audit, as well as the results of the audit engagement; and to review the services and fees of the independent auditors, their independence and recommend to the board of directors for its approval and for ratification by the stockholders the engagement of the independent auditors to serve the following year in examining the accounts of the Company.

     COMPENSATION COMMITTEE. On March 12, 1998, the Company's board of directors formed the Compensation Committee. This committee is responsible for reviewing the salaries, benefits and other compensation of the officers of the Company and will make recommendations to the board of directors based on its review. D. D. Hock, Mary Beth Vitale and Douglas H. Hanson are the members of the Compensation Committee. Mr. Hanson is also the Chief Executive Officer and the Chairman of the board of directors of the Company. Ms. Vitale is also the President and Chief Operating Officer of the Company. Mr. Hanson and Ms. Vitale, as directors, will not vote on any matters affecting their personal compensation. Mr. Hanson will be responsible for reviewing and establishing salaries, benefits and other compensation for all other employees.

     16bCOMMITTEE. In March 1998, the Company's board of directors formed the 16b Committee comprised of two outside directors. The members of the 16b Committee are D. D. Hock and Mary Beth Vitale. The 16b Committee is responsible for the review of management's recommendations regarding various compensation issues, including the issuance of stock options to officers and directors who are subject to the Section 16 reporting requirements under the Securities Exchange Act of 1934, as amended. Effective January 9, 1999, Ms. Vitale began serving as President and Chief Operating Officer of the Company. The Company intends to replace Ms. Vitale as a member of the 16b Committee.

     From January 1 through December 31, 1997 the board of directors held no regular meetings and 13 special meetings. During that period, each director attended at least 75% of the aggregate of the meetings of the board of directors. In addition, the board of directors acted by unanimous written consents pursuant to Delaware law and the Company's By-laws. The Audit Committee was formed in November 1997 and met on May 21, 1998. The Compensation Committee was formed in March 1998 and met on March 12, 1998 and June 2, 1998.

COMPENSATION OF DIRECTORS

     The Company pays cash compensation to each of its non-employee directors of $12,000 per year for his or her services as a director. The compensation is to be paid at the end of each year and will be prorated on a monthly basis for each month (or majority of each month, if the director serves only a partial month) during which the director served as such. There are no additional amounts payable to any director for committee participation or special assignments.

     Directors are also eligible to participate in the Company's 1996 Non-Employee Directors' Stock Option Plan (the "1996 Directors' Plan"). Under the 1996 Directors' Plan, each director who is not an employee of the Company receives a grant, upon his or her appointment or election to the board of directors, of an option to purchase 1,500 shares of common stock. Thereafter, on each of the first, second and third anniversary dates of the date of election or appointment, the director is granted an additional option to purchase an additional 1,500 shares of common stock, up to a maximum of 6,000 shares. The exercise price of the options granted under the 1996 Directors' Plan is the fair market value (as defined in the 1996 Directors' Plan) on the date that the option is granted. All such options are exercisable beginning six months after the date of grant. To date, options under the 1996 Directors' Plan have been issued to the following persons in the following amounts:

     D. D. Hock          3,000
     Robert Grabowski    1,500
     Lewis Silverberg    1,500
     Mary Beth Vitale    1,500
                         -----
          Total          7,500

     At the RMI Annual Meeting, the stockholders of the Company approved the adoption of the Rocky Mountain Internet, Inc. 1998 Non-Employee Directors' Stock Option Plan (the "1998 Directors' Plan"), effective as of January 22, 1998. A total of 68,000 shares of common stock have been reserved for issuance over the three-year term of the 1998 Directors' Plan.

     The option exercise price of any option granted under the 1998 Directors' Plan may not be less than the fair market value of the common stock on the date of grant of the option. Upon the effective date of the 1998 Directors' Plan, each non-employee director of the Company was granted options to purchase 8,500 shares of common stock, subject to certain adjustments. If an eligible director has continued to serve as a director of the Company from the effective date until December 31, 1998, options to purchase 1,500 shares of common stock will vest; if he or she continues to serve as a director for the entire calendar year ending December 31, 1999, options to purchase 3,500 shares of common stock will vest; and if he or she continues to serve as a director for the entire calendar year ending December 31, 2000, options to purchase 3,500 shares of common stock will vest. Notwithstanding the foregoing, in the event of a change in control of the Company (as defined in the 1998 Directors' Plan), each outstanding option under the 1998 Directors' Plan vests immediately. In addition, in the event of a change in control of the Company, the Administrative Committee (or the board of directors in the absence of such a committee) may: (i) grant a cash bonus award to any optionee in an amount equal to the exercise price of all or any portion of the options then held by the optionee; (ii) pay cash to any or all optionees in exchange for the cancellation of their outstanding options in an amount equal to the difference between the exercise price and the greater of the tender offer price for the common stock underlying such options (in the event of a tender offer for the securities of the Company) or the fair market value of the stock on the date of cancellation; and (iii) make any other adjustments or amendments to the outstanding options. On
January 22, 1998, the effective date of the 1998 Directors' Plan, the closing price of the common stock was $2.625 and on December 15, 1998 the closing price was $9.6875 per share, according to data obtained from the Nasdaq Stock Market, Inc.

     Each option granted under the 1998 Directors' Plan shall expire not more than five years from the date of grant. The 1998 Directors' Plan terminates on December 31, 2000, unless earlier terminated in the discretion of the Administrative Committee (or the board of directors in the absence of such a committee).

                                CERTAIN TRANSACTIONS

     The Nasdaq Stock Market, Inc. adopted changes to the requirements applicable to corporations qualifying their common stock for trading on Nasdaq. Among other changes, the required minimum net tangible assets of such corporations was increased to $2.0 million. These changes were effective February 23, 1998. At December 31, 1997, the Company did not meet these increased requirements. On March 12, 1998, a committee of the Company's board of directors accelerated the vesting period of the Hanson Options to permit the immediate exercise thereof and Mr. Hanson exercised all of the 408,615 non-qualified options that were exercisable for a price of $1.00 per share. On March 23, 1998, Mr. Hanson exercised a portion of the Hanson Warrants and acquired 50,000 shares of common stock. The result and purpose of the exercise of these options and warrants was to increase our net tangible assets to satisfy the Nasdaq Stock Market, Inc.'s new requirements.

     There is no agreement, arrangement, or understanding between Mr. Hanson and the Company that requires Mr. Hanson to exercise any Hanson Options or Hanson Warrants or to otherwise make any capital contributions to the Company.

     Robert W. Grabowski, a Company director, has an economic interest in and is Vice President, Finance and Administration, of Sunny Side, Inc./Temp Side ("Sunny Side"), a private employment service business. The Company has engaged Sunny Side to provide various services and has created a web site for Sunny Side.

     After the Company entered into an agreement with Novazen Inc. to purchase billing and accounting software from Novazen, Kevin R. Loud, an officer of the Company, purchased 38,000 shares of Novazen common stock for $1.60 per share.

     In August 1998, October 1998, and November 1998, Douglas H. Hanson loaned $400,000, and $200,000, respectively, to the Company for various working capital needs. The principal amount of such loans, together with interest at the rate of 11% per annum, was payable in full 90 days after October 20, 1998. On December 14, 1998, the Company repaid the principal amount of all of these loans, together with the interest then due on the loans.

                                 Selling Shareholders

     In this Prospectus, Advantage Fund II Ltd., Koch Industries, Inc., Wharton Capital Partners Ltd., Leslie Bines, Eugene L. Neidiger, Charles C. Bruner, Anthony B. Petrelli, Regina L. Neidiger, Oppenheimer High Yield Fund, Oppenheimer Champion Income Fund, and Oppenheimer Strategic Income Fund are offering to sell shares of the Company's common stock.

As of July 4, 1998, the Company issued warrants to the three Oppenheimer entities referred to above to acquire 24,520, 12,145 and 55,000 shares, respectively, of the Company's common stock in connection with a proposed financing. These warrants may be exercised at a price of $.01 per share of common stock, subject to certain potential adjustments, until July 3, 2003. On December 10, 1998, and independent of the warrant issuances to the Oppenheimer entities, Advantage purchased 5,000 shares and Koch purchased 3,000 shares of the Company's Series B Convertible Preferred Stock, for a purchase price of $1,000 per share of preferred stock. The shares of preferred stock are convertible, with some restrictions, into shares of the Company's common stock at a variable rate, based on a formula linked to the market price of the common stock at the time of conversion. The terms of the preferred stock include restrictions on conversion depending on certain market conditions and restrictions on short sales and other transactions by the holders of the preferred stock. The conversion price of the preferred stock is at a premium above a specified average market price of the common stock until June 8, 1999 and a discount below such average market price after June 8, 1999.

     The holders of the preferred stock are entitled to receive dividends at the rate of $50.00 per year per share of preferred stock, one-half of which is payable semiannually. Dividends are payable in cash or, at the option of the Company and subject to certain limitations and restrictions, in additional shares of preferred stock.

     The shares of preferred stock are subject to redemption at the option of the holders of the shares under certain conditions, including our default under the stock purchase agreements with Advantage and Koch, the continued unavailability of this Prospectus for resales of the shares of common stock, or the absence of reported trading prices for the common stock.

     In connection with the sale by the Company of the preferred stock, the Company also issued warrants to Advantage and Koch to purchase 96,875 and 58,125 shares of common stock, respectively. These warrants may be exercised at a price of $13.21125 per share of common stock, subject to certain potential adjustments, until December 9, 2003. The Company also issued warrants to Wharton, Bines, and Neidiger Tucker Bruner Inc. to purchase
45,000, 45,000, and 10,000 shares of common stock, respectively, as consideration for acting as brokers for the preferred stock transaction. Neidiger subsequently transferred its warrants to Messrs. Neidiger (2,800 warrants), Bruner (2,800 warrants), and Petrelli (2,800 warrants), and Ms. Neidiger (1,600 warrants), all of whom are officers of Neidiger Tucker Bruner Inc. These warrants may be exercised at a price of $12.195 per share of common stock, subject to certain potential adjustments, until December 9, 2003.

     All of the warrants that we issued to Advantage, Koch, Wharton, Ms. Bines and Neidiger (and its assignees) have a "cashless exercise" feature. This feature permits the holders of the warrants to surrender to the Company a number of underlying shares of common stock having a market value equal to the total exercise price of the warrants being exercised. A cashless exercise of the warrants reduces the number of shares of common stock that the Company is required to issue, but the Company would not receive cash in the amount of the exercise price of the warrants.

     The number of shares shown in the following table as being offered by the Selling Shareholders represents the number of shares that the Company and the Selling Shareholders agreed to initially register to cover conversions of the preferred stock and the exercise of the warrants issued to the Selling Shareholders.

     The following table sets forth certain information regarding the ownership of the common stock by the Selling Shareholders and as adjusted to give effect to the sale of the shares offered pursuant to this Prospectus:


                                       Shares Owned Prior     Shares Being     Ownership After Offering(3)
       Selling Shareholder                to Offering          Offered (1)     Shares          Percent
-----------------------------------    -------------------    ------------     -------         -------
     Advantage Fund II, Ltd.                  -0-              1,260,955         -0-             -0-
     Koch Industries, Inc.                    -0-                756,573         -0-             -0-
     Wharton Capital Partners Ltd.            -0-                 45,000         -0-             -0-
     Leslie Bines                             -0-                 45,000         -0-             -0-
     Eugene L. Neidiger                     27,552(2)              2,800       27,552(2)          *
     Charles C. Bruner                      11,085(2)              2,800       11,085(2)          *
     Anthony B. Petrelli                      -0-                  2,800         -0-             -0-
     Regina L. Neidiger                       -0-                  1,600         -0-             -0-
     Oppenheimer High Yield Fund              -0-                 24,520         -0-             -0-
     Oppenheimer Champion Income Fund         -0-                 12,145         -0-             -0-
     Oppenheimer Strategic Income Fund        -0-                 55,000         -0-             -0-


-------------------
           *   Less than 1%

          (1) Represents the number of shares issuable upon conversion of the preferred stock and exercise of the warrants.

          (2) Does not include shares of common stock that can be purchased by Messrs. Neidiger (13,392 shares) and Bruner (13,156 shares) if they exercise certain other warrants that they currently own.

          (3) Assumes sale of all of the shares of common stock issuable upon exercise of the warrants and upon the conversion of the preferred stock.

          The Selling Shareholders and their respective officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

          In recognition of the fact that the Selling Shareholders may wish to be legally permitted to sell their shares when they deem appropriate, the Company agreed with the Selling Shareholders to file with the SEC, under the Securities Act of 1933, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the shares, and has agreed with certain of the Selling Shareholders to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the shares are no longer required to be registered for the sale thereof by each Selling Shareholders.

                                 PLAN OF DISTRIBUTION

          The shares of common stock offered pursuant to this Prospectus by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq SmallCap-TM- Market), in privately negotiated transactions, through the writing of options on the shares, or otherwise at market prices then prevailing or at prices related to the then-current market price, at fixed prices that may be changed, or at negotiated prices. The shares may be sold to or through brokers or dealers, who may act as agent or principal, or in direct transactions between the Selling Shareholders and purchasers. In addition, the Selling
Shareholders may, from time to time, sell short the common stock, and in such instances, this Prospectus may be delivered in connection with such short sale and the shares offered hereby may be used to cover such short sale.

     Transactions involving brokers or dealers may include, without limitation,

     (a) ordinary brokerage transactions,

     (b) transactions in which the broker or dealer solicits purchasers,

     (c) block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

     (d) purchases by a broker or dealer as a principal and resale by such broker or dealer for its account.

In effecting sales, brokers and dealers engaged by the Selling Shareholders or the purchasers of the shares may arrange for other brokers or dealers to participate. Such brokers or dealers may receive discounts, concessions or commissions from the Selling Shareholders, the purchasers of the shares for whom such broker or dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). The Selling Shareholders and such brokers and dealers who act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Including and without limiting the foregoing, in connection with distributions of the common stock, the Selling Shareholders may, under certain certain circumstances, enter into hedging transactions with brokers or dealers and the brokers or dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders also may enter into option or other transactions with brokers or dealers that involve the delivery of the common stock to the brokers or dealers, who may then resell or otherwise transfer such common stock. The Selling Shareholders also may loan or pledge the common stock to a broker or dealer and the broker or dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

     The Company is bearing all costs relating to the registration of the shares. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both. The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Company and certain of the Selling Shareholders each have agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act, that relate to statements or omissions in the Registration Statement of which this Prospectus forms a part.

     Any shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such Rule rather pursuant to this Prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.

  SEC registration fee . . . . . . . . . . . . . . . . . . . . . . .$  9,750

  Nasdaq listing fee . . . . . . . . . . . . . . . . . . . . . . . .$  7,500

  Printing and engraving expenses  . . . . . . . . . . . . . . . . .$ 10,000

  Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . .$ 15,000

  Blue Sky fees and expenses . . . . . . . . . . . . . . . . . . . .$  5,000

  Accounting fees and expenses . . . . . . . . . . . . . . . . . . .$ 10,000

  Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . .$  3,000

Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 60,250


Item 15. Indemnification of Directors and Officers.

     Article 8 of the Company's Certificate of Incorporation, as amended, provides:

     "No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except as to liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violations of Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law hereafter is amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent provided or permitted by the amended Delaware General Corporation Law. Any repeal or modification of this Article 8 shall not adversely affect any right or protection of a director under this Article 8 as in effect immediately prior to such repeal or modification with respect to any liability that would have accrued, but for this Article 8, prior to such repeal or modification."

     Section 5.1 of the Company's by-laws provides, in general, that the Company shall, to the fullest extent permitted by the DGCL, as now or hereafter in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether criminal, civil, administrative, or investigative (a "Proceeding"), by reason of the fact that he is or was a director or officer of the Company, or, by reason of the fact that such officer or director is or was serving at the request of the Company as a director, office, employee, or agent of another corporation, partnership, joint venture, trust, association, or other enterprise, against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement reasonably incurred by him in connection with such Proceeding, including any Proceeding by or on behalf of the Company and will advance all reasonable expenses incurred by or on behalf of any such person in connection with any Proceeding, whether prior to or after final disposition of such Proceeding. Section 5.8 of the bylaws also provides that the Company may also indemnify and advance expenses to employees or agents who are not officers or directors of the Company.

     The Company has purchased a directors' and officers' liability insurance contract that provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer.

Item 16. Exhibits.


Number         Description of Exhibits
2.4            Agreement and Plan of Reorganization and Liquidation by and
               Among Rocky Mountain Internet, Inc., DataXchange Network, Inc.,
               and Certain of the Shareholders of DataXchange Network, Inc.,
               dated as of December 8, 1998 (13)
3.1            Certificate of Incorporation (1)
3.2            Bylaws of Rocky Mountain Internet, Inc. (1)
3.3            Certificate of Amendment of Certificate of Incorporation of Rocky
               Mountain Internet, Inc. (16)
3.4            Certificate of Designations of Series B Convertible Preferred
               Stock
4.1            Form of Warrant Agreement dated September 5,1996 between Rocky
               Mountain Internet, Inc. and American Securities Transfer, Inc.
               (1)
4.2            Form of Subordinated Convertible Promissory Note (1)
4.3            Form of Lock-Up Agreement for Shareholders (1)
4.4            Form of Lock-Up Agreement for Preferred Stockholders (1)
4.5            Form of Lock-Up Agreement for Debenture Holders (1)
4.6            Form of Stock Certificate (1)
4.7            Form of Warrant Certificate (1)
4.8            Warrant Agreement between Rocky Mountain Internet, Inc. and
               Douglas H. Hanson dated October 1, 1997 (8)
4.9            1996 Employees' Stock Option Plan (6)
4.10           1996 Non-Employee Directors' Stock Option Plan (6)
4.11           Rocky Mountain Internet Inc. 1997 Non-Qualified Stock Option Plan
               (7)
4.12           1997 Stock Option Plan (9)
4.12.1         First Amendment to Non-Qualified Stock Option Agreement pursuant to the Rocky Mountain Internet, Inc. 1997 Stock Option Plan (16)
4.12.2         First Amendment to Incentive Stock Option Agreement pursuant to the Rocky Mountain Internet, Inc. 1997 Stock Option Plan) (16)


                                         II-2

4.13           Rocky Mountain Internet, Inc. 1998 Employees' Stock Option Plan
               (10)
4.14           Rocky Mountain Internet, Inc. 1998 Non-Employee Directors' Stock
               Option Plan (11)
4.15           Subscription Agreement, dated as of December 10, 1998, by and between Rocky Mountain Internet, Inc. and Koch Industries,
               Inc. (15)
4.16           Subscription Agreement, dated as of December 10, 1998, by and between Rocky Mountain Internet, Inc. and Advantage Fund II
               Ltd. (15)
4.17           Form of Common Stock Purchase Warrant issued to Koch
               Industries, Inc., Advantage Fund II Ltd., Wharton Capital
               Partners Ltd., Leslie Bines, and Neidiger Tucker Bruner Inc. (15)
4.18           Form of Registration Rights Agreement between Rocky Mountain
               Internet, Inc. and (i) Koch Industries, Inc.; and (ii) Advantage
               Fund II Ltd. (15)
4.19           Form of Registration Rights Agreement between Rocky Mountain
               Internet and (i) Wharton Capital Partners Ltd.; (ii) Leslie
               Bines; and (iii) Neidiger Tucker Bruner Inc. (15)
5.3            Opinion and Consent of Jacobs Chase Frick Kleinkopf & Kelly
               LLC., as to legality of securities being registered
10.1           Agreement of Lease between Denver-Stellar Associates Limited
               Partnership, Landlord and Rocky Mountain Internet, Inc., Tenant
               (2)
10.2           Asset Purchase Agreement - Acquisition of CompuNerd, Inc. (2)
10.3           Confirmation of $2.0 million lease line of credit (2)
10.4           Agreement between MCI and Rocky Mountain Internet, Inc. governing the provision of professional information system development services for the design and development of the MCI internal
               Intranet project referred to as Electronic Advice. (2)
10.5           Sublease Agreement-February 26, 1997-1800 Glenarm, Denver, CO(4)
10.6           Acquisition of The Information Exchange (4)
10.7           Asset purchase of On-Line Network Enterprises (4)
10.8           1996 Incentive Compensation Plan - Annual Bonus Incentive (4)
10.9           1997 Incentive Compensation Plan - Annual Bonus Incentive (4)
10.10          TERMINATION AGREEMENT of joint venture between Rocky Mountain
               Internet, Inc. and Zero Error Networks, Inc. (5)
10.11          Private Placement Memorandum (5)
10.12          Carrier Services Switchless Agreement Between Frontier
               Communications of the West, Inc. and Rocky Mountain Broadband,
               Inc.* (15)
10.13          Wholesale Usage Agreement Between PSINet Inc. and Rocky Mountain
               Internet, Inc.* (15)
10.14          PacNet Reseller Agreement between PacNet Inc. and Rocky Mountain
               Internet, Inc.* (15)
10.15          Operating Agreement of The Mountain Area EXchange LLC (15)
10.16          Software License and Consulting Services Agreement Between Rocky
               Mountain Internet, Inc. and Novazen Inc.* (15)
10.19          Merger Agreement among Rocky Mountain Internet, Inc., RMI-INI,
               Internet Now, Hutchinson Persons, Leslie Kelly, Taufik, Islam,
               Susan Coupal, and Gary Kim, dated November 20, 1998 (12)
10.20          Asset Purchase Agreement between Rocky Mountain Internet, Inc.
               and Unicom Communications Corporation dated as of November 24,
               1998 (12)
10.21          Asset Purchase Agreement among Rocky Mountain Internet, Inc.,
               Stonehenge Business Systems Corporation, Todd Keener, and Danette
               Keener, dated as of November 30, 1998 (12)
10.22          Commitment letter dated December 10, 1998 from Advantage Fund
               Ltd. to Rocky Mountain Internet, Inc. (15)
16.1           Letter re change in certifying accountant (3)
16.2           Letter re change in certifying accountant (14)
23.1           Consent of Baird, Kurtz & Dobson
27.1           Financial Data Schedule


*Portions of these documents have been omitted pursuant to a request for confidential treatment.

     (1) Incorporated by reference from the Company's registration statement on Form SB-2 filed with the Commission on August 30, 1996, registration number 333-05040C.

     (2) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB filing dated September 30, 1996.

     (3) Incorporated by reference to the Company's Current Report on Form 8-K dated January 28, 1997.

     (4) Incorporated by reference to the Company's Annual Report on Form 10-KSB dated December 31, 1996.

     (5) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB dated June 30, 1997.

     (6) Incorporated by reference to the Company's documents filed with Initial Public Offering.

     (7) Incorporated by reference to the Company's Form S-8 Registration Statement filed on September 26, 1997.

     (8) Incorporated by reference to the Company's Current Report on Form 8-K dated October 6, 1997.

     (9) Incorporated by reference to the Definitive Proxy Statement (Appendix A) filed on Schedule 14A on February 13, 1998.

     (10) Incorporated by reference to the Definitive Proxy Statement (Appendix B) filed on Schedule 14A on February 13, 1998.

     (11) Incorporated by reference to the Definitive Proxy Statement (Appendix C) filed on Schedule 14A on February 13, 1998.

     (12) Incorporated by reference to the Company's Current Report on Form 8-K dated November 20, 1998.

     (13) Incorporated by reference to the Company's Current Report on Form 8-K dated December 8, 1998.

     (14) Incorporated by reference to the Company's Current Report on Form 8-K dated December 9, 1998.

     (15) Incorporated by reference to the Company's Current Report on Form 8-K dated December 10, 1998

     (16) Previously filed.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on January 13, 1999.

               ROCKY MOUNTAIN INTERNET, INC.

               By:

                /s/ Douglas H. Hanson
               --------------------------------------------------------
               Douglas H. Hanson, Chief Executive Officer,
               and Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                  Title                                           Date
/s/ Douglas H. Hanson      Principal Executive Officer and                 January 13, 1999
---------------------      Chairman of the Board of Directors
Douglas H. Hanson

/s/ Peter J. Kushar        Chief Financial Officer, Secretary,             January 13, 1999
-------------------        Treasurer, and Principal Accounting Officer
Peter J. Kushar

/s/ Mary Beth Vitale       President, Chief Operating Officer              January 13, 1999
--------------------       and Director
Mary Beth Vitale

/s/ D. D. Hock             Director                                        January 13, 1999
--------------
D. D. Hock

/s/ Robert W. Grabowski    Director                                        January 13, 1999
-----------------------
Robert W. Grabowski

/s/ Lewis H. Silverberg    Director                                        January 13, 1999
-----------------------
Lewis H. Silverberg

